17

05012365

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 08 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3809 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/8/05

82-3809

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

ARLS
9-30-05

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	695
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,408,159	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,223	Redeemable preference borrower share
259,813	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7/10/05
Secretary

Print name: Michael Bowan

== == == == ==

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	18
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Ceasing to be a substantial holder notice**
Date Sent:	10 October 2005

Please find attached a Form 6 Notice of Ceasing to be a substantial holder in relation to Ascalon Capital Managers Ltd.

Ascalon Capital Managers Ltd is a subsidiary of St.George Bank Limited.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Ascalon
Capital Managers
Member of the St.George Group

Ascalon Capital Managers Ltd
ABN 14 093 660 523
Freecall: 1300 303 933
www.ascalon.com.au

Lisa Rigby, Senior Manager
Phone (612) 9236 1119
Mobile 0414 671 239
E-mail rigbyl@stgeorge.com.au

Monday 10 October 2005

Australian Stock Exchange

Form 605 - Notice of Ceasing to be a Substantial Holder

Please find attached :

1. Notice of Ascalon Capital Managers Limited ceasing to be a Substantial Holder in **Australian Ethical Investment Limited** (AEF), effective Thursday 6 October 2005 [Form 605 with Annexure A and Annexure B] .

Yours Sincerely,

Lisa Rigby
Senior Manager

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme AUSTRALIAN ETHICAL INVESTMENT LIMITED

ACN/ARSN 003 188930

1. Details of substantial holder(1)

Name ASCALON CAPITAL MANAGERS LIMITED

ACN/ARSN (if applicable) 093 660 523

The holder ceased to be a substantial holder on 6/10/05

The previous notice was given to the company on / /

The previous notice was dated / /

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
6/10/05	ASCALON CAPITAL MANAGERS LTD	ANNEXURE A	$2,808,041	114,148 ord. shares	12.82%.

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
RAYMOND DE LUCIA	DIRECTOR OF ASCALON CAPITAL MANAGERS
	DIRECTOR AND TRUSTEE OF THE "DELUCIA FAMILY SUPERANNUATION FUND"

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ASCALON CAPITAL MANAGERS LTD	4-16 MONTGOMERY STREET, KOGARAH, 2217.
RAYMOND DE LUCIA	345 PRINCES HIGHWAY, SYLVANIA NSW 2224

Signature

print name MICHAEL BOWAN capacity COMPANY SECRETARY

sign here [signature] date 10/10/05

ANNEXURE A

FORM 605 NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER.

1. Attached as Annexure B is a true copy of Share Purchase Agreement dated 4 October 2005 (the Agreement) transferring a substantial shareholding in **Australian Ethical Investment Limited (ABN 47 003 188 930).**

2. Clause 671B of the Corporations Act prescribes disclosure of the following information relating to the Agreement:

Vendor	Ascalon Capital Managers Limited, 182 George Street, Sydney 2000 (ACN 093 660 523)
Purchaser	Select Managed Funds Limited (ABN 99 009 529 471)
No. of Shares	114,148 ordinary shares
Voting Shares	114,148 ordinary shares
Price per Share	$24.60
Total Consideration	$2,808,041.00
Completion Date	6 October 2005

3. Clause 671B of the Corporations Act prescribes disclosure of the following information relating to an associate:

Name:	Ray De Lucia
Relevant Interest	1. Director of Ascalon Capital Managers Limited 2. Director and Trustee of the De Lucia Family Superannuation Fund (719 shares) (Holder of and power to control the voting or the disposal of ordinary shares in Australian Ethical Investment Limited[1].)

I MICHAEL BOWAN **certify that the information noted in paragraph 2 above is a an accurate description of essential information contained in the Agreement.**

Date : 10/10/05

This is Annexure A of 1 page(s) referred to in Form 605 Notice of Ceasing to be a Substantial Shareholder

[1] All negotiations in relation to the transaction and the Agreement have been conducted and approved by the remaining directors of Ascalon and not including Ray De Lucia

ANNEXURE B

FORM 605 NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER.

I, certify that this is a true and original copy of Share Purchase Agreement dated 6 October 2005.

______________________,

Solicitor

Dated: 10/10/05

This is Annexure B of 14 pages referred to in Annexure A to Form 605 Notice of Ceasing to be a Substantial Shareholder.

ANNEXURE B

(2/14)

Share Purchase Agreement

between

Ascalon Capital Managers Limited

(ACN 093 660 523)

and

Select Managed Funds Limited

(ABN 99 009 529 471)

ANNEXURE 3

3/H

Contents

ANNEXURE (5/14)

Share Purchase Agreement

This Agreement is made on 4th of October 2005.

Between

Select Managed Funds Limited (ABN 99 009 529 471) (the "Purchaser");

and

Ascalon Capital Managers Ltd (ACN 093 660 523) (the "Vendor");

Operative provisions

1. Definitions and interpretation

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"Business Day" means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney;

"Company" means Australian Ethical Investment Limited (ACN);

"Completion" means completion of the sale and purchase of the Sale Shares under this Agreement;

"Completion Date" means the date agreed by the parties, but no later than 21 October 2005;

"Confidential Information" means all information exchanged between the parties, in the course of performing this Agreement or transactions or functions contemplated by this Agreement including but not limited to the terms and conditions of this Agreement and information regarding the Sales Shares and the Shareholders Agreement;

"Dollars" and **"$"** means the lawful currency of Australia;

"Sale Shares" means 114,148 shares in the Company;

"Security Interest" means an interest in an asset which provides security for, or protects against default by, a person for the payment or satisfaction of a debt, obligation or liability including a mortgage, charge, bill of sale, pledge, deposit, lien, encumbrance, hypothecation, or arrangement for the retention of title (or any agreement or option to create any such interest);

"Share" means a fully paid ordinary share in the Company;

"Share Price" means $24.60 per share;

"Third Party Interest" means any Security Interest, lease, license, option, voting arrangement, easement, covenant, notation, restriction, interest under any agreement, interest under any trust, or other right, equity, entitlement or other interest of any nature held by a third party.

1.2 Interpretation

In this Agreement:

(a) unless the context otherwise requires, a reference:

(i) to the singular includes the plural and vice versa;

(ii) to a gender includes all genders;

(iii) to a document (including this Agreement) is a reference to that document (including any Schedules and Annexures) as amended, consolidated, supplemented, novated or replaced;

(iv) to an agreement includes any deed, agreement or legally enforceable arrangement or understanding whether written or not;

(v) to parties means the parties to this Agreement and to a party means a party to this Agreement;

(vi) to a notice means all notices, approvals, demands, requests, nominations or other communications given by one party to another under or in connection with this Agreement;

(vii) to a person (including any party) includes:

(a) a reference to an individual, company, body corporate, association, partnership, firm, joint venture, trust or Government Agency as the case requires; and

(a) the person's successors, permitted assigns, executors and administrators;

(vii) to a law:

(a) includes a reference to any constitutional provision, subordinate legislation, treaty, decree, convention, statute, regulation, rule, ordinance, proclamation, by-law, judgment, rule of common law or equity or rule of any applicable stock exchange;

ANNEXURE I 7/14

(b) is a reference to that law as amended, consolidated, supplemented or replaced; and

(b) is a reference to any regulation, rule, ordinance, proclamation, by-law or judgment made under that law;

(ix) to proceedings includes litigation, arbitration, and investigation;

(i) to a judgement includes an order, injunction, decree, determination or award of any court or tribunal;

(ii) to time is a reference to Sydney time;

(b) headings are for convenience only and are ignored in interpreting this Agreement;

(c) a warranty, representation, covenant or obligation given or entered into by more than one person binds them jointly and severally;

(d) if a period of time is specified and dates from, after or before, a given day or the day of an act or event, it is to be calculated exclusive of that day;

(e) if a payment or other act must (but for this clause) be made or done on a day which is not a Business Day, then it must be made or done on the next Business Day;

(f) the words "including" or "includes" mean "including but not limited to" or "including without limitation"; and

(g) where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

2. Sale Shares

2.1 Sale and purchase

(a) The Purchaser agrees to purchase the Sale Shares, for the Share Price per Share and in accordance with this Agreement.

(b) The Vendor agrees to sell the Sale Shares to the Purchaser free from all Third Party Interests as contemplated by this Agreement.

ANNEXURE B (6/14)

2.2 Vendor Warranties

(a) The Vendor represents and warrants to the Purchaser (as an inducement to the Purchaser entering into this Agreement) that immediately prior to Completion:

(i) the Vendor will be the sole legal and beneficial owner of the Vendor Shares; and

(ii) the Vendor will hold the Vendor Shares free from Third Party Interests.

(b) The Vendor has full power and authority to enter into this Agreement and complete it in accordance with its terms.

2.3 Reliance

The Vendor acknowledges that the Purchaser has relied on the warranties in clause 2.2 when entering into this Agreement

3. Consideration

3.1 Sale Price

The Purchaser must pay the Share Price per Sale Share to or as directed by the Vendor on Completion.

4. Completion

4.1 Time and place of Completion

Completion must take place at the Vendor's office on the Completion Date, or at such other place as the parties may agree.

Annexure B
9/14

4.2 Obligations of Purchaser on Completion

Subject to the Vendor satisfying its obligations under clause 4.3, on Completion the Purchaser must pay the Share Price per Sale Share to or at the direction of the Vendor.

4.3 Obligations of Vendor on Completion

At Completion the Vendor must:

(a) deliver to the Purchaser:

(i) a transfer of the Vendor Shares duly executed by the Vendor in favour of the Purchaser (or its nominee), together with the share certificate(s) for the Vendor Shares (or if no share certificates have been issued in respect of the Vendor Shares, any relevant holding statements in the possession of the Vendor);

(ii) all waivers or consents which the Purchaser may require to enable the Purchaser (or its nominee) to be registered as holders of the Vendor Shares;

(b) do all other things which are reasonably required by the Purchaser to give to the Purchaser the full possession and benefit of the Vendor Shares.

4.4 Obligations of Purchaser Post Completion

Within 2 days of Completion the Purchaser must:

(a) provide information as required by section 671 of the Corporations Act to the Company and the Australian Stock Exchange;

(b) lodge the transfer of the Vendor Shares with the Company's share registry.

4.5 Obligations of Vendor Post Completion

Within 2 days of Completion the Vendor must:

(a) provide information as required by section 671 of the Corporations Act (Cth) 2005 to the Company and the Australian Stock Exchange;

(b) provide written resignation of Ray De Lucia as director to the Company.

Annexure B
10/14

4.6 Non compliance

If the Vendor has not complied with any of the provisions of clauses 4.3 at Completion, the Purchaser may at its option:

(a) defer Completion for up to 7 days after the Completion Date (in which case the provisions of this clause 4.4 will apply to the deferred Completion);

(b) proceed to Completion so far as is practical without affecting or waiving its rights under this Agreement; or

(c) terminate this Agreement by notice to the Vendor.

5. Notices

5.1 Requirements

All notices must be:

(a) in legible writing and in English;

(b) addressed to the recipient at the address or facsimile number set out below or to such other address or facsimile number as that party may notify to the other parties:

to the Purchaser:
Address:
[ ]

Attention:
General Counsel and Company Secretary
Facsimile no:
[ ]

to the Vendor: Ascalon Capital Managers Limited
Address:
PO Box R221 Royal Exchange

Sydney NSW 1225

Attention:
General Counsel and Company Secretary
Facsimile no:
(02) 9236 1474

ANNEXURE B
11/14

signed by the party or where the sender is a company by an officer of that company or under the common seal of that company; and

(c) sent to the recipient by hand, prepaid post (airmail if to or from a place outside Australia) or facsimile.

5.2 Receipt

Without limiting any other means by which a party may be able to prove that a notice has been received by another party, a notice will be deemed to be duly received:

(a) if sent by hand when left at the address of the recipient;

(b) if sent by pre-paid post, 3 days (if posted within Australia to an address in Australia) or 10 days (if posted from one country to another) after the date of posting; or

(c) if sent by facsimile, upon receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the whole facsimile was sent to the recipient's facsimile number;

but if a notice is served by hand, or is received by the recipient's facsimile on a day which is not a Business Day, or after 5.00 pm on a Business Day, the notice is deemed duly received by the recipient at 9.00 am on the first Business Day after that day.

6. Confidentiality and publicity

6.1 Confidentiality

A party (**Recipient**):

(a) must keep confidential any Confidential Information of another party (**Disclosing Party**) disclosed to the Recipient by the Disclosing Party, or of which the Recipient becomes aware, at any time up to the transfer date, except information which is public knowledge otherwise than as a result of a breach of confidentiality by the Recipient or any of its permitted disclosees; and

(b) may disclose any Confidential Information in respect of which the Recipient has an obligation of confidentiality under paragraph (a) only:

(i) to those of the Recipient's officers or employees or financial, legal or other advisers who:

(A) have a need to know for the purposes of this agreement or the transactions contemplated by it; and

(B) undertake to the Recipient (and, where required by the Disclosing Party, to the Disclosing Party also) a corresponding obligation of confidentiality to that undertaken by the Recipient under this clause 6.1; or

(ii) if required to do so by law.

6.2 Announcements

Other than as required by clause 4.4 and 4.5 of the Agreement, a party must not make or authorise a press release or public announcement relating to the negotiations of the parties or the subject matter or provisions of this agreement (**Announcement**) unless:

(a) it is required to be made by law and before it is made that party has:

(i) notified the Purchaser and the Vendor; and

(ii) given the Purchaser and the Vendor a reasonable opportunity to comment on the contents of, and the requirement for, the Announcement; or

(b) it has the prior written approval of the Purchaser and the Vendor.

7. GST

7.1 Interpretation

In this clause 7, a word or expression defined in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) has the meaning given to it in that Act.

7.2 GST gross up

If a party makes a supply under or in connection with this Agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 7.2 (**GST exclusive consideration**) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

7.3 Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 7.2.

7.4 Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

8. General Provisions

8.1 Costs

Each party must pay its own costs in respect of this Agreement and the documents contemplated by this Agreement.

8.2 Effect of termination

If this Agreement is terminated:

(a) the parties are released from the obligation to continue to perform this Agreement and any other obligations which by their nature survive termination; and

(b) each party retains the rights it has against any other party for any past breach of the Agreement.

8.3 Counterparts

This Agreement may be signed in counterparts and all counterparts taken together constitute one document.

8.4 Further assurances

Each party must, at its own expense, whenever requested by another party, promptly do or arrange for others to do everything lawful, reasonably necessary and within their power to give full effect to this Agreement and the transactions contemplated by this Agreement.

8.5 Entire agreement

This agreement constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

8.6 Alterations

This agreement may be altered only in writing signed by each party.

8.7 Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

8.8 Governing Law

This Agreement is governed by the laws of New South Wales.

ANNEXURE L

14/14

Executed as an agreement.

Signed for and on behalf of)
Ascalon Capital Managers Ltd)

Signature of Director

Signature of Director/Secretary

NICHOLAS BASILE

Name of Director (please print)

MICHAEL HAROLD SEE ROWAN

Name of Director/Secretary (please print)

Signed for and on behalf of)
Select Managed Funds Limited)
)

Signature of Director

Signature of Director/Secretary

C.F. Kelaher

Name of Director (please print)

IAN G. GRIFFITHS.

Name of Director/Secretary (please print)

st.george

news
release

25 October 2005

Retirement of St.George Bank Director

St.George Bank announces that Mr Len Bleasel has informed the Bank's Board that he will not seek re-election at the Bank's Annual General Meeting on 16 December 2005 and will retire as a St.George Bank director on that day.

Mr Bleasel has been a member of the Board since 1993. He is Chairman of the Bank's Board Nomination and Remuneration Committee and a member of the Board Audit and Compliance and Due Diligence Committees.

The Bank's Chairman, Mr John Thame said; "Mr Bleasel has made a very valuable contribution to St George Bank and has overseen very substantial changes to the Bank over his twelve years as a Director. I speak on behalf of the Board in thanking him for his long and diligent service and wish him well for the future".

The Bank will seek to fill the vacancy on the Board caused by Mr Bleasel's retirement during 2006.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

st.george

St.George Bank Limited

ABN 92 055 513 070

APPENDIX 4E

PROFIT ANNOUNCEMENT

for the year ended

30 September 2005

Released

31 October 2005

Available on our Internet site at www.stgeorge.com.au

CONTENTS

news release

31 October 2005

St.George reports record profit of $828 million, up 15.5%. Targets 10 per cent EPS growth for next two years

Mr John Thame, Chairman of St.George Bank, today announced a record profit after tax of $828 million for the year ended 30 September 2005, up 15.5% from the 2004 result of $717 million. EPS growth of 12.1% was ahead of the adjusted target of 11%.

A higher final fully franked dividend of 70 cents has been declared, taking the total dividend for the year to $1.37, a 12.3 per cent increase on the previous year. The five year compound annual growth rate for the full year dividend is 20%. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

The result highlights are as follows:

	September 2005	September 2004	Change %
Profit before significant items	$828m	$717m	15.5
Profit after significant items	$828m	$717m	15.5
Earnings per share (EPS)	180.2 cents	160.8 cents	12.1
Return on equity (ROE)	22.62%	21.42%	
Expense to income	45.5%	47.5%	
Total Annual Dividend	$1.37	$1.22	12.3

EPS, ROE and Expense to Income ratio were calculated before goodwill amortisation and significant items.

Managing Director, Mrs Gail Kelly, commented, "This is a very pleasing result. It is noteworthy that our profit number of $828 million is almost three times what it was five years ago. St.George has a quality team of individuals who consistently deliver."

Highlights of the results are as follows:

Strong increase in business volumes

- Total lending receivables – on and off balance sheet increased by 13.5% to $80.0 billion.
- Commercial lending (including bill acceptances and bills held in trading securities) increased by 17.4% to $20.4 billion. Middle market lending receivables increased by 20.0%.
- Residential lending (including securitised loans) increased by 13.0% to $56.3 billion.
- Retail funding increased by 9.0% to $39.4 billion. Annualised growth since 31 March 2005 was 14.0%.

High single digit percentage increase in total revenue

- Total revenue (before significant items) increased by 8.0% to $2,775 million.
- Net interest income increased by 5.9% to $1,707 million.
- Non-interest income (before significant items) increased by 11.5% to $1,068 million.
- The interest margin declined from 2.70% to 2.59%, due mainly to changes in funding mix.

Effective cost control

- Cost-to-income decreased from 47.5% to 45.5%, with operating expenses (before significant items and goodwill amortisation) increasing by 3.4%.
- Reinvestment has been increased to support the Group's growth initiatives.

Strong Growth in Wealth Management

- Managed funds increased by 31.5% to $32.6 billion, with SEALCORP funds under administration up 28.2% to $23.4 billion.

Capital Management

- St.George is having the DRP on the 2005 final dividend underwritten to a level of 35%.
- To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to:
  i. exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006; and
  ii. issue $300 million of a new Tier 1 capital instrument.

St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

On future prospects Mrs Kelly said, "As a result of significant investment in the Group over the past few years, we have strong momentum going into 2006 and expect to continue our pattern of high single digit percentage revenue growth and low single digit percentage cost growth."

St.George is aiming to grow its home loan portfolio at or around system and grow its commercial lending well in excess of system. The excellent track record in credit quality is expected to continue. The focus in retail deposits will be on profitable growth with careful management of product mix. The objective in the area of wealth management will be to maintain net inflows in excess of system.

Under the assumption of a continuation of a reasonably robust economic environment, St.George is targeting 10% EPS growth for 2006 and 2007 respectively. These targets are based on existing accounting standards (AGAAP) and will be restated for AIFRS during 2006. The Group's preparedness to continue to provide double digit earnings per share growth targets for later years is a strong indication of management confidence going forward.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2005

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax and before significant items was $828 million (30 September 2004: $717 million), an increase of 15.5%.
- Profit available to ordinary shareholders was $828 million (30 September 2004: $717 million), an increase of 15.5%.
- Net-interest income increased by 5.9% to $1,707 million, with an interest margin of 2.59%, down from 2.70% in the 2004 year.
- Non-interest income before significant items was $1,068 million (30 September 2004: $958 million), an increase of 11.5%.
- Operating expenses before goodwill amortisation and significant items, increased by 3.4% to $1,263 million, with an expense to income ratio of 45.5%, down from 47.5% last year.
- Basic earnings per ordinary share before significant items and goodwill amortisation, increased to 180.2 cents (30 September 2004: 160.8 cents), an increase of 12.1%.
- Return on average ordinary equity before significant items and goodwill amortisation, increased to 22.62% (30 September 2004: 21.42%).

Financial Position

- Total assets were $77.6 billion (30 September 2004: $70.0 billion), an increase of 10.9%.
- Lending assets (both on and off-balance sheet) were $80.0 billion (30 September 2004: $70.5 billion), an increase of 13.5%.
- Residential receivables (including securitisation) were $56.3 billion (30 September 2004: $49.8 billion), an increase of 13.0%. Annualised growth since 31 March 2005 was 13.1%.
- Commercial loans (including bill acceptances and bills held in trading securities) were $20.4 billion (30 September 2004: $17.4 billion), an increase of 17.4%. Middle Market lending receivables increased by 20.0%.
- Consumer receivables were $4.7 billion (30 September 2004: $4.1 billion), an increase of 15.9%.
- Retail funding was $39.4 billion (30 September 2004: $36.1 billion), an increase of 9.0%. Annualised growth since 31 March 2005 was 14.0%.

Dividends

- A higher final ordinary dividend of 70 cents per ordinary share, fully franked (30 September 2004: 62 cents) has been declared by the Board. This takes the total dividend to 137 cents, an increase of 12.3%.
- The Dividend Reinvestment Plan will operate for the final dividend with no discount.

Other

- Managed funds increased by 31.5% to $32.6 billion (30 September 2004: $24.8 billion).
- Bad and doubtful debts expense as a percentage of average assets was 0.15% compared to 0.17% at 30 September 2004.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the year ended 30 September 2005. The Group's financial results are in the process of being audited by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. In this document the term 2005 year refers to the year ended 30 September 2005 and the term 2004 year refers to the year ended 30 September 2004. Other years and half years are referred to in a corresponding manner. St.George will first report in compliance with Australian Equivalents to International Financial Reporting Standards (AIFRS) for the half year ending 31 March 2006 (refer section 2.3.5 for further details).

		—Six months to—		—Twelve months to—	
		Sept 2005	Mar 2005	Sept 2005	Sept 2004
TOTAL ON BALANCE SHEET ASSETS	$m	77,589	74,340	77,589	69,960
SECURITISED RECEIVABLES	$m	13,225	11,669	13,225	10,549
MANAGED FUNDS	$m	32,642	27,812	32,642	24,825
OPERATING PROFIT					
Before preference dividends and:					
- after income tax, OEI[1] and before goodwill and significant items	$m	505	491	996	870
- after income tax, OEI, goodwill and before significant items	$m	455	436	891	767
- after income tax, OEI, goodwill and significant items	$m	444	447	891	767
After preference dividends and:					
- after income tax, OEI and before goodwill and significant items	$m	473	460	933	820
- after income tax, OEI, goodwill and before significant items	$m	423	405	828	717
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	412	416	828	717
UNDERLYING PROFIT	$m	758	754	1,512	1,330
RETURN ON AVERAGE ASSETS[2]					
- after income tax, OEI and before goodwill, significant items and preference dividends		1.31%	1.33%	1.32%	1.30%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.15%	1.22%	1.18%	1.14%
RETURN ON AVERAGE RISK WEIGHTED ASSETS[2]					
- after income tax, OEI and before goodwill, significant items and preference dividends		2.15%	2.22%	2.18%	2.18%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.89%	2.02%	1.95%	1.92%
RETURN ON AVERAGE ORDINARY EQUITY[2]					
- after income tax, OEI, preference dividends and before goodwill and significant items		22.55%	22.63%	22.62%	21.42%
- after income tax, OEI, preference dividends, goodwill and before significant items		20.16%	19.92%	20.07%	18.73%
- after income tax, OEI, preference dividends, goodwill and significant items		19.64%	20.46%	20.07%	18.73%
EXPENSES AS % AVERAGE ASSETS[2] - (excluding goodwill and significant items)		1.69%	1.67%	1.68%	1.82%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		46.1%	44.9%	45.5%	47.5%
INTEREST MARGIN[2]		2.55%	2.63%	2.59%	2.70%
ORDINARY DIVIDEND (Fully franked)	Cents	70.0	67.0	137.0	122.0
EARNINGS PER ORDINARY SHARE[2]					
Basic					
- before goodwill and significant items	Cents	182.2	178.1	180.2	160.8
- after goodwill and significant items	Cents	158.9	161.1	160.0	140.6
Diluted					
- before goodwill and significant items	Cents	181.9	177.3	179.8	160.0
- after goodwill and significant items	Cents	159.0	160.7	160.0	140.3
Weighted Average Number of Shares					
- Basic ordinary shares	000's	519,134	516,353	517,762	509,896
- Diluted ordinary shares	000's	530,920	529,416	529,545	524,322
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	6.31	5.98	6.31	5.58
CAPITAL ADEQUACY RATIO		11.1%	11.6%	11.1%	11.1%

(1) OEI refers to Outside Equity Interests in controlled entities.
(2) Half year balances are annualised.

1.2 Group Highlights (continued)

Net Interest Income

- Net interest income for the year was $1,707 million (30 September 2004: $1,612 million), an increase of 5.9%. The increase is due to growth in average interest earning assets of 10.7% since 30 September 2004, which is partially offset by a decrease of 11 basis points in the interest margin to 2.59% from 2.70% last year.

Non-Interest Income

- Non-interest income before significant items was $1,068 million (30 September 2004: $958 million), an increase of 11.5%. Non-interest income before significant items accounts for 38.5% of total income (30 September 2004: 37.3%). The increase in non-interest income resulted from strong growth in bank acceptances, managed funds and securitisation activities, together with increased trading income and fee income on deposit and transaction accounts.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 45.5% (30 September 2004: 47.5%) due to effective cost containment and a strong increase in total income, reflecting growth in lending assets and non-interest income. The expense to income ratio in the September 2005 half was 46.1% compared to 44.9% in the March 2005 half. The increase in the expense to income ratio reflects ongoing investment in future growth priorities and enhancing risk management and compliance activities.

- Operating expenses before goodwill and significant items were $1,263 million (30 September 2004: $1,222 million), an increase of 3.4%.

Income Tax

- Income tax expense before significant items increased by $42 million to $414 million compared to last year, reflecting the growth in underlying profit during the year. The effective tax rate for the year was 31.8% compared to 32.8% last year.

Shareholder Returns

- Return on average ordinary equity, before goodwill and significant items, increased to 22.62% (30 September 2004: 21.42%).

- Basic earnings per ordinary share, before goodwill and significant items, increased to 180.2 cents (30 September 2004: 160.8 cents), an increase of 12.1%.

- The Board has declared a final ordinary dividend of 70 cents per share, payable on 14 December 2005. The dividend will be fully franked at 30%.

1.2 Group Highlights (continued)

Capital Management

The Group's capital position remains strong with Tier 1 capital adequacy at 7.3% and Tier 2 at 3.9%. The Bank's credit ratings remained unchanged. The following initiatives were undertaken during the year:

- Completion of three securitisations of residential loan receivables through the Crusade Securitisation Program totalling $5.6 billion.
- 5.4 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $135 million of capital.
- Completion of a €250 million subordinated note issue in March 2005 that qualifies as Tier 2 capital for capital adequacy purposes.

At 30 September 2005, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.1% (30 September 2004: 5.0%).

The DRP will operate for the final dividend with no discount. St.George is having the DRP partially underwritten to a level of 35% participation for this dividend.

To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to:

i. exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006; and

ii. issue $300 million of a new Tier 1 capital instrument.

St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $80.0 billion (30 September 2004: $70.5 billion), an increase of 13.5%.
- Bad and doubtful debts expense for the year decreased by $2 million to $110 million (30 September 2004: $112 million), largely due to a lower general provision charge which offsets the increase in the specific provision charge.
- The general provision for doubtful debts balance of $219 million (30 September 2004: $209 million) and the unearned income on mortgage insurance premiums after tax balance of $21 million (30 September 2004: $11 million), when taken together, represents the accepted industry level of 0.50% of risk weighted assets.
- Asset quality remains excellent and reflects a positive credit environment, sound credit policies and a prudent risk profile in respect of the Group's lending assets.

2 Business Summary

2.1 Strategic Overview

The Group continues to drive its agenda in terms of a low risk, organic growth approach. The strategic framework developed in 2002 remains relevant today:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

Over the past four years, and in support of this strategy, the Group has focused on a number of key areas, and demonstrable progress has been made in each. Key amongst these are as follows:

- Home Loans
- Middle Market
- Wealth Management
- Productivity Management
- Customer Service
- Victorian and Queensland Expansions
- Engaged People

During 2005 particular emphasis has been placed on the Group's customer service strategy. This strategy is founded on a very simple premise as follows:

Engaged People + Great Customer Experience = Superior Financial Results

In terms of this strategy the Group is working hard to ensure it brings the right people into the organisation, recruiting for attitude and values alignment, as well as for skill. The warm and friendly culture that characterises St.George remains a strength. In addition, the Group is driving a culture of empowerment and accountability.

With regard to delivering great customer experience, the Group is focused on specific target segments being Middle Market, Business Customers, Enterprise Customers, Private Bank and Gold Customers, as well as intermediaries, such as Mortgage Brokers and Independent Financial Advisers. The objective here is for customers to not only stay with the Bank and deepen their relationships over time, but also to become advocates of the organisation. Specific programs in the 2005 year have been implemented to assist with this. They include the implementation of the new retail distribution model, the extension of the Integrated Sales and Service program, the design and implementation of the Group's CRM program, the Best Business Bank program and the steady implementation of the Bank's targeted Victorian and Queensland expansion initiatives. Further details can be found in the Operational section to follow.

The Group retains its strong track record of execution against its strategic and business priorities while investing for the future. The Group continues to target double digit earnings per share growth, being 10% for both 2006 and 2007 (AGAAP basis).

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

Although the home loan market has seen a continued slowing in the rate of credit growth since 2003, St.George's performance remains strong. The Bank's growth in residential loans (including securitised loans) for the year to 30 September 2005 was 13.0% with St.George meeting its target to be at or around system growth for the full year.

Product innovation and mix continue to be key areas of focus to ensure stability in home loan margins and ongoing growth in the overall portfolio. Home loan products were enhanced during the year to meet the needs of target customer segments including first home buyers, investors, small business and retirees. In terms of margin management, the Bank has continued to actively reduce the level of introductory loans to now be 1% of total portfolio balances. These loans typically have weaker retention prospects and a lower profit margin than other products, such as the Bank's "Portfolio" home equity loans, which grew by 13.8% for the full year to $18.2 billion.

"Low Doc" loans have contributed to the Bank's lending growth. "Low Doc" loans represented 7.7% of settlements for the year ending 30 September 2005 and comprised 4.8% of home loan balances at 30 September 2005. The Bank carefully manages this portfolio through the application of more rigorous underwriting, collection and portfolio risk management disciplines.

The home loan broker proportion of approvals for the full year was 44% compared to 43% last year. Management of this channel is focused on improving efficiency, increasing average loan size and achieving a balanced product mix. To improve efficiency in this channel and improve turn-around times, the Bank successfully launched an "electronic lodgement" capability, which has been progressively rolled out to brokers, and has been well received.

During the year the Bank also focused on improving the performance of its proprietary channels. Actions taken included the introduction of a new lender program, better alignment of incentives and an increase in the branch and mobile lender sales force. This work is ongoing with significant improvements in productivity evident during the second half of 2005.

The process improvements delivered by the Mortgage Transformation Program in 2004 were critical in the March 2005 quarter when the Bank experienced close to record application volumes and was still able to maintain customer service levels. The improvements included system and process enhancements, the introduction of imaging and the establishment of a dedicated mortgage call centre. Further productivity improvements have been delivered during the year including further rollout of electronic lodgement and email/SMS updates to customers on loan approval and settlement status.

The Bank's home loan retention rate continues to improve. The home loan repayment rate declined from 18.3% in 2004 to 16.0% in 2005. The key drivers of the improvement continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Credit quality remains excellent with prudent policies aimed at protecting the Bank and borrowers being maintained.

2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

The deposit market has been highly contested over the last 12 months. During 2005 all major banks launched a version of a high interest internet style account in response to increased competition from regional and international banks. This was accompanied by significant advertising and marketing campaign activity across the industry.

Since 2000 St.George has been building balances through its directsaver account under the dragondirect brand. This account is accessible via phone or internet only. These balances have been remarkably stable and during 2005 produced strong growth. A new version of directsaver was successfully launched during the year to address the growing DIY superannuation category.

St.George continued to improve its service to customers at branch level as well. Two new accounts were launched during 2005 to build balances and meet the changing needs of the market, PowerSaver and Freedom Plus.

PowerSaver has been used extensively in Queensland and Victoria to complement our growth strategy in those states through advertising very attractive interest rates to customers. Freedom Plus is a flat fee transaction account for customers who value access to transaction facilities regardless of having to maintain any minimum account balance.

System growth for retail deposits was in the region of 8% for the year. St.George grew its deposits balances by 9% over 2005, with particularly strong growth in the second half of the year of 14%. Importantly, this growth occurred across all deposit segments in consumer and business banking including transaction accounts, cash management accounts, term deposits and internet accounts.

2.2.3 Middle Market

This segment continues to perform strongly with lending growth of 20.0% during the year ended 30 September 2005. Customer service is a key success factor that drives growth in this segment. Customers are relationship managed by staff that are skilled in meeting customers' needs according to their industry segments. The business is focused around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be a key differentiator for St.George in the Middle Market with no customers indicating they are likely to change bank compared to an average of 17.9% for the four major banks in the August 2005 East & Partners survey. The high service levels provided to Middle Market customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. This has resulted in an increase to 4.2 products per customer in September 2005 from 3.9 in September 2004. For the Key Account Relationship Management (KARM) customers, this ratio has been increased to 7.7 from 7.2 products last year.

Lending market share for this segment grew from 6.35% in September 2004 to 7.09% as at August 2005, which is the latest available data.

To realise further potential in this segment the Bank is implementing its Best Business Bank project. As part of this program, an additional 175 customer facing staff have been employed, including 82 in Victoria, Queensland and Western Australia.

2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

The core operations of St.George's wealth management businesses are wealth administration (platform) services, asset management, margin lending, insurance, and financial advice. St.George Private Bank and Ascalon Capital Managers are also part of Wealth Management. Though competition remains intense, the wealth businesses performed very well with revenues and retail funds flows benefiting from strong investment markets.

Sealcorp generated a 28.2% increase in funds under administration to $23.4 billion from $18.3 billion at 30 September 2004. Retail funds are increasingly invested via platforms, and Asgard Master Trust and Wrap services are well positioned and highly regarded. Sealcorp's extensive distribution includes the Securitor dealer network, St.George's financial planners and private bankers, independent financial planners and wholesale dealer-to-dealer services.

Advance Funds Management grew funds under management (FUM) by 54.8% to $6.5 billion from $4.2 billion over the year. Of this growth, $1.4 billion is attributable to the mandating of Advance Funds Management to manage a component of Asgard's funds. These funds also remain within Sealcorp's funds under administration. Excluding this item, underlying growth in managed funds was $928 million or 22.2%. In line with its business model as a "manager of managers" the number of strategic partnerships has increased to 18 from 13 and the retail and wholesale investment suites were upgraded.

Margin lending assets grew $406 million to $1.6 billion, an increase of 34.6% since 30 September 2004. The business retains a 5-star Cannex rating and was awarded Asset Magazine's Margin Lender of the Year for the third consecutive year. Income from life and general insurance products increased by 17% over the year. The Private Bank grew assets by 12.6%, deposits were up 20% at $544 million and funds under advice rose to $296 million. Ascalon Capital Managers successfully completed its inaugural five-year business plan and is now well established as a small funds manager incubator.

In February, Standard & Poor's Australia acquired the managed funds data and rating business of Assirt Pty Limited from the Bank.

2.2.5 Victorian Expansion

The Group's Victorian strategy is delivering results with strong market share gains in the Bank's target Gold and middle market customer segments.

St.George has continued to invest in its distribution channels with a further three new full service branches opened in metropolitan Melbourne during 2005. In addition, St.George has converted one regional commercial office into a full service branch in country Victoria. A further three full service metropolitan sites are scheduled to be opened in the first half of 2006. This will take the total to 13 new sites being opened over a 30 month period.

Middle market receivables grew by 29% to $1.7 billion in the year to 30 September 2005. Residential loans grew by 24% to $6.0 billion in the year to 30 September 2005.

The broker channel continues to be an important source of home loan growth, however, the increased investment in branches, coupled with the investment in branch and mobile lending resources is strengthening the Group's overall lending capabilities.

Similarly, investment in the middle market segment, both in physical distribution and additional relationship managers, has resulted in continued strong growth and increased opportunities for 2006.

2.2 Operational Update – Business Priorities (continued)

2.2.6 Queensland Expansion

Excellent results have been achieved in this market during the year, with middle market receivables growing by 28% during the year to $1.1 billion and residential loans increasing by 18% to $4.9 billion. With the benefit of the experience gained in growing the Bank's Victorian businesses, target customer segments and distribution plans are being developed for the Queensland market.

St.George's growth strategy is underpinned by further empowering local regional management, measured investment in infrastructure and further recruitment and development of staff.

2.2.7 Risk Management

The Group in its daily activities is exposed to credit risk, market risk, liquidity risk and operational risk. The Group has a well established and integrated framework to manage these risks through a number of specialised committees, that are responsible for policy setting, monitoring and analysing risk.

The Group's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. As a result, new risk management systems and models have been implemented during the year, which are supported by increased staffing and upskilling in risk management and compliance functions. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 to apply the advanced approach for credit risk to its retail lending portfolio and the foundation approach for credit risk to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options being basic, standardised and advanced approaches. St.George is planning to initially adopt the standardised approach for operational risk from 1 January 2008 and transition to the advanced approach for operational risk from 1 January 2009. For both credit and operational risk, the timing of adoption of these approaches are subject to satisfying APRA's advanced level Basel II accreditation requirements.

The Bank plans to commence a two year parallel run for credit risk against the current Accord in January 2006 and commence a two year parallel run for operational risk in January 2007.

2.2 Operational Update – Business Priorities (continued)

2.2.8 Credit Quality

St.George's asset quality remains sound, reflecting a positive credit environment, and the strong credit quality of the loan portfolio. The majority of loans comprising residential and commercial loans are well secured by land and buildings that have been conservatively valued. The Group continues to be well provisioned with total specific provisions as a percentage of gross impaired assets representing 33.8% (30 September 2004: 56.9%). The reduction in the proportion of specific provisioning reflects the settlement during the year of a number of impaired loans, which had large specific provisions raised in prior periods.

The charge for bad and doubtful debts was $110 million, down from $112 million last year. This comprised a general provision charge of $10 million compared to $33 million last year and a specific provision charge of $100 million compared to $79 million last year.

The continued use of securitisation has impacted the growth in risk weighted assets and the general provision charge for the year. The decrease in the general provision charge compared to last year is primarily due to a $10 million increase in the after tax balance of unearned income on mortgage insurance premiums, which is combined with the general provision when determining the accepted industry level of 0.5% of risk weighted assets. The increase in the balance of unearned income on mortgage insurance premiums after tax to $21 million (30 September 2004: $11 million) is due to increased business volumes in the Group's captive insurance company.

Total impaired assets (net of specific provisions) were $51 million, up from $28 million at 30 September 2004, primarily due to the default of three larger loans during the year. The Group's impaired assets are comprised of 31 customers with individual net exposures over $100,000, with the largest 4 exposures totalling $32 million. The largest 4 exposures will reduce to $16 million from settlements already completed or contracted for completion during October and November 2005. The next largest net exposure is $2.7 million, while the remaining exposures that comprise the twenty largest impaired assets have net exposures ranging from $300,000 to $2.1 million. These exposures are well secured and prudently provisioned.

Bad and doubtful debts expense as a percentage of average gross loans and receivables decreased to 0.19% compared to 0.21% at 30 September 2004. Net non-accrual loans as a percentage of net loans and receivables are 0.09% compared to 0.04% last year.

2.2 Operational Update – Business Priorities (continued)

2.2.9 Customer Relationship Management (CRM)

The Group's new CRM system has been implemented on schedule across all divisions within the Group. The CRM system provides an effective, robust and easy to use platform to all front-line staff that assists St.George in achieving its goal of delivering customer service excellence.

CRM allows St.George's front-line staff to improve customer service by enabling staff to more effectively relationship manage customers. CRM provides front-line staff with a full history of customers' interactions with the Bank and a total view of their banking relationship. With this information, front-line staff are able to pick up where the last interaction occurred, regardless of the distribution channel. This information enables staff to readily identify cross sale opportunities.

Through CRM, the focus of marketing campaigns has shifted from product to customer. Marketing efforts are triggered by more robust customer information and by customer activities, which may indicate a change in their financial needs.

Efficiencies are realised through CRM as direct mail and telemarketing efforts can be streamlined through more targeted campaigns and pro-actively engaging with customers on each occasion they make contact with St.George.

CRM drives improved service accountability through an enhanced lead management system that ensures customer enquiries are effectively actioned by the appropriate staff member.

Ongoing development is planned for 2006 to provide additional benefits in the middle market and private banking areas and to expand the data presented to include Insurance and Wealth Management footings.

2.3 Operational Update - Other

2.3.1 Depositary Capital Securities (DCS)

The ATO has issued St.George with amended assessments for 1998 to 2003 relating to interest deductions claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company LLC as part of the DCS transaction. These amended assessments total $137 million (after tax) comprising $102 million of primary tax and interest and penalties of $35 million (after tax). In August 2005, the ATO denied the Bank's objection to its amended assessments.

St.George previously advised that amended assessments relating to this issue would total $164 million after tax for the 1998 to 2004 years. The Bank has decided not to claim a $12 million tax deduction attributable to this transaction for the 2004 year, which reduced the amended assessments issued by the ATO to $152 million from $164 million after tax. The ATO has reduced the interest and penalties applicable to this matter by $15 million after tax, resulting in the amended assessments totalling $137 million after tax.

From 1 October 2004 onwards, St.George has decided to take a conservative approach and not recognise a tax benefit on interest paid on the subordinated debentures.

St.George remains confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries. Accordingly, St.George has not charged to its Statement of Financial Performance any amounts due under the amended assessments. St.George has discussed and agreed this treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

2.3.2 Disposal of Businesses

In December 2004, the Group sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network. This gain has been classified as a significant item (refer 3.1.2 Significant Items).

In March 2005, the Group sold its Assirt managed funds data and ratings business. A profit after tax of $5 million was recognised on sale. This profit is calculated after allowing for the write-off of $4 million of unamortised goodwill attributable to this business. After consideration of the Group's capital gains tax position, a $2 million tax benefit was recognised in the September 2005 half relating to the capital loss realised on this transaction.

2.3.3 St.George Bank New Zealand Limited (SGBNZ)

The objective for SGBNZ has been to grow the Bank's core retail banking products through its alliance with Foodstuffs, New Zealand's largest supermarket retailer. At 30 September 2005, the balance of retail deposits was NZD 500 million (30 September 2004: NZD 328 million) and the balance of residential loans was NZD 441 million (30 September 2004: NZD 46 million).

Intense competition has been experienced in the market, particularly for residential lending. The Group's share of the result for the year was a loss of NZD 5 million, in line with expectations.

2.3 Operational Update - Other

2.3.4 St.George Insurance Pte Limited

St.George Insurance Pte Ltd (SGI) is a wholly owned subsidiary of the Bank and was established in Singapore in 1989. SGI is a captive lender's mortgage insurance (LMI) provider and as such only offers mortgage insurance products to the Bank. SGI insures residential loans, which under the Bank's credit policies, require mortgage insurance.

Loans insured by SGI as at 30 September 2005 had a total value of $27.8 billion. The actuarial assessment has determined that, as at 30 September 2005 the reserves held by SGI to meet its potential claims are conservative, with a 95% level of confidence.

Each year of new advances, with loan to valuation ratios (LVR) greater than 80%, is treated as a separate policy period with SGI retaining the risk for claims with a range of 0.5% to 0.765% of the total advances in this category. Reinsurance cover cuts in for claims above the risks retained by SGI for each individual policy year (up to an agreed cap of 2%, beyond which St.George Bank assumes the residual risk). During its history, SGI has not made a claim under its reinsurance treaties.

SGI's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by SGI and the Bank.

SGI is independently rated A by Standard & Poor's, A2 by Moody's Investor Service and AA- by Fitch Ratings.

Prudential Regulation

SGI is subject to the regulatory requirements of the Monetary Authority of Singapore. SGI has been regarded by APRA as an acceptable LMI provider, which enables the Bank to obtain a concessional risk weighting on its residential loans for capital adequacy purposes where the loan to valuation ratio exceeds 80 percent (or 60% in the case of Low Doc loans) and the loans have been insured by SGI.

Proposed reforms to the Australian LMI industry were released by APRA in August 2004 and revisions released in February 2005. The new standards are expected to take effect from 1 January 2006. APRA is allowing a three-year transition period in certain cases to meet the new requirements. Under the proposed guidelines, SGI would need to be incorporated in Australia to satisfy the requirements of an "acceptable" LMI. The Bank intends to avail itself of the transitional provisions in the proposed standards to implement the required changes by no later than 30 September 2007 to ensure that SGI continues to qualify as an acceptable LMI. SGI complies with the minimum capital requirements of the proposed standards.

2.3 Operational Update - Other

SGI Pte Limited Performance Summary

		Six months to Sept 2005 $'m	Six months to March 2005 $'m	Twelve months to Sept 2005 $'m	Twelve months to Sept 2004 $'m
Underwriting income		19	17	**36**	26
Investment portfolio income		19	19	**38**	20
Claims		(1)	-	**(1)**	1
Other expenses		(3)	(2)	**(5)**	(3)
Profit before tax		34	34	**68**	44
Income tax expense		(6)	(6)	**(12)**	(6)
Profit after tax		28	28	**56**	38
Total assets		328	247	**328**	195
Investment portfolio		328	247	**328**	195
Shareholders' equity		196	197	**196**	169
Performance ratios					
* Loss Ratio (1)	%	3.0	(1.1)	**1.1**	(2.1)
* Underwriting Expense Ratio (2)	%	9.7	6.0	**8.0**	5.4
* Combined Ratio (3)	%	12.7	4.9	**9.1**	3.3
Return on (4):					
* Average Assets	%	21.87	25.53	**22.47**	21.17
* Average Shareholders' Equity	%	29.82	32.21	**30.07**	25.49
Profit before tax by source					
* Mortgage Insurance	%	44.1	43.6	**44.1**	54.5
* Investment Portfolio	%	55.9	56.4	**55.9**	45.5

(1) Net claims incurred divided by net premiums earned.
(2) Underwriting expenses divided by net premium earned.
(3) The sum of (1) and (2).
(4) Half year balances are annualised.
The above ratios are calculated on SGI's results rounded to the nearest thousand dollars.

2.3.5 International Financial Reporting Standards

St.George established a program in April 2003 to assess the impacts of International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AIFRS) and to plan and implement systems and processes to effect the transition to AIFRS.

St.George will first report in compliance with AIFRS for the six-month period to 31 March 2006. AIFRS requires the restatement of comparative financial statements using all standards except AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement" and AASB 4 "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. Except for those Standards mentioned above, AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transitional adjustments for those Standards where comparatives are not required will be made at 1 October 2005.

The project is substantially complete with the exception of the loan provisioning work stream. Note 7 in the attached Consolidated Financial Statements sets out the key differences between Australian GAAP and AIFRS, with the exception of loan provisioning where the impact of AIFRS has not yet been finally determined.

2.3 Operational Update - Other

APRA issued a discussion paper in August 2005 outlining their proposed approach on the regulatory treatment of Tier 1 capital instruments and securitisation under AIFRS. APRA proposes to decouple its prudential requirements from accounting standards. Hence, subject to satisfying APRA's Tier 1 capital definitions, an instrument may still qualify as equity for regulatory capital purposes even though it is classified as debt under AIFRS. In respect of securitisation, provided APRA's clean sale requirements are satisfied, it is expected that regulatory capital will not be required to be held for such assets, even though they do not satisfy AIFRS derecognition tests or are required to be consolidated under AIFRS. APRA is consulting with regulated entities prior to finalising any amendments to prudential standards.

2.4 Future Prospects

Recent months have seen a continuation of sustained growth in the Australian economy. As expected, the growth rate in residential lending has moderated from the very high levels experienced in recent years. Business lending and investment is strong. Interest rates remain relatively stable. These trends are expected to continue, underpinned by a steady growth rate in GDP.

The competitive environment is expected to remain intense, particularly in the area of retail deposits.

St.George is aiming to grow its home loan portfolio at or around system and grow its commercial lending well in excess of system. The excellent track record in credit quality is expected to continue. The focus in retail deposits will be on profitable growth with careful management of product mix. The objective in the area of wealth management will be to maintain net inflows in excess of system.

Earnings momentum is expected to be based on a continuation of high single digit percentage revenue growth and low single digit percentage cost growth. Under the assumption of a continuation of a reasonably robust economic environment, St.George is targeting 10% EPS growth for 2006 and 2007 respectively. These targets are based on existing accounting standards (AGAAP) and will be restated for AIFRS during 2006.

3 Financial Analysis

3.1 Group Performance Summary

	Six months to Sept 2005 $'m	Six months to March 2005 $'m	Twelve months to Sept 2005 $'m	Twelve months to Sept 2004 $'m
Interest income	2,423	2,263	4,686	4,116
Interest expense	1,567	1,412	2,979	2,504
Net interest income	856	851	1,707	1,612
Non-interest income	551	517	1,068	958
Significant items	-	16	16	17
Total non-interest income	551	533	1,084	975
Bad and doubtful debts expense	52	58	110	112
Operating expenses	649	614	1,263	1,222
Significant items	16	-	16	17
Total operating expenses	665	614	1,279	1,239
Goodwill amortisation and write-off	50	55	105	103
Share of net profit of equity accounted associates	-	3	3	2
OPERATING PROFIT BEFORE INCOME TAX	640	660	1,300	1,135
Income tax expense	203	211	414	372
Income tax (benefit)/expense on significant items	(5)	5	-	-
Total income tax expense	198	216	414	372
OPERATING PROFIT AFTER INCOME TAX	442	444	886	763
Outside equity interests (OEI)	(2)	(3)	(5)	(4)
OPERATING PROFIT AFTER INCOME TAX AND OEI	444	447	891	767
Preference dividends:				
- Depositary Capital Securities (DCS)	14	13	27	29
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	9	8	17	2
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	9	10	19	19
	32	31	63	50
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	412	416	828	717
Profit available to ordinary shareholders	412	416	828	717
Add/(Less):				
Goodwill amortisation and write-off	50	55	105	103
Significant items	11	(11)	-	-
Profit after preference dividends, income tax, OEI and before goodwill and significant items	473	460	933	820


Operating Profit and Return on Average Ordinary Equity
$ million
1,100
1,000
900
800
700
600
500
400
300
24%
22%
20%
18%
16%
14%
16.56%
19.54%
20.30%
21.42%
22.62%
475
615
714
820
933
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased by 13.7% to $1,512 million compared to 30 September 2004.

	Six months to		Twelve months to	
	Sept 2005 $'m	March 2005 $'m	Sept 2005 $'m	Sept 2004 $'m
Operating profit after income tax and outside equity interests	444	447	891	767
Add: Outside equity interests	(2)	(3)	(5)	(4)
Operating profit after income tax	442	444	886	763
Add/(Less):				
Income tax expense	203	211	414	372
Net profit on disposal of land and buildings	-	(3)	(3)	(20)
Net loss/(gain) on significant items	11	(11)	-	-
Charge for bad and doubtful debts	52	58	110	112
Goodwill amortisation and write-off	50	55	105	103
Underlying Profit	758	754	1,512	1,330

Factors driving the growth in underlying profit during the year were:

- growth in lending assets and managed funds;
- increased transaction volumes; and
- prudent cost control and improved productivity.


Underlying Profit
$ million
1,500
1,300
1,100
900
700
500
887
1,030
1,163
1,330
1,512
Sep 2001
Sep 2002
Sep 2003
Sep 2004
Sep 2005

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

	Six months to Sept 2005 $'m	Six months to March 2005 $'m	Twelve months to Sept 2005 $'m	Twelve months to Sept 2004 $'m
Non-interest income				
Non-interest income before significant items	551	517	**1,068**	958
Significant items				
- Profit on sale of fixed assets (i)	-	27	**27**	-
- Write-off of deferred home loan broker commissions (ii)	-	(11)	**(11)**	-
- Profit on sale of shares	-	-	-	17
	-	16	**16**	17
Total non-interest income	551	533	**1,084**	975
Operating expenses				
Operating expenses before significant item	649	614	**1,263**	1,222
Significant Item				
- Write-off of computer applications and equipment (iii)	16	-	**16**	17
Total operating expenses	665	614	**1,279**	1,239
Income tax expense				
Income tax expense before significant items	203	211	**414**	372
Significant items				
- Income tax expense on profit on sale of fixed assets (i)	-	8	**8**	-
- Income tax benefit on write-off of deferred home loan broker commissions (ii)	-	(3)	**(3)**	-
- Income tax benefit on write-off of computer applications and equipment (iii)	(5)	-	**(5)**	(5)
- Income tax expense on profit on sale of shares	-	-	-	5
	(5)	5	-	-
Total income tax expense	198	216	**414**	372
Summary of significant items				
Total pre-tax profit/(loss) from significant items	(16)	16	-	-
Less: Total tax expense/(benefit) attributable to significant items	(5)	5	-	-
Net impact from significant items	(11)	11	-	-

2005 year

(i) First half of 2005 - the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) First half of 2005 - the Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

(iii) Second half of 2005 - the Bank recognised a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the year was $1,707 million (30 September 2004: $1,612 million), an increase of 5.9%.

Twelve months to	September 2005		September 2004		September 2003	
	Balance $'m	Rate	Balance $'m	Rate	Balance $'m	Rate
Actuals						
Net Interest Income	1,707		1,612		1,451	
Averages						
Interest Earning Assets	65,951	7.11%	59,601	6.91%	52,174	6.58%
Interest Bearing Liabilities	62,314	4.78%	56,652	4.42%	49,725	3.99%
Interest Spread (a)		2.33%		2.49%		2.59%
Interest Margin (a)		2.59%		2.70%		2.78%

(a) Comparatives have been restated for the transfer of home loan mortgage offset balances to non-interest earning assets and the transfer of related deposit balances to non-interest bearing liabilities.

The increase in net interest income was primarily due to growth in average interest earning assets of 10.7% since 30 September 2004, offset by an 11 basis point reduction in the net interest margin to 2.59%. The reduction in net interest margin was primarily due to the increased proportion of wholesale borrowings to fund the strong growth in loans and receivables and a change in the retail deposit mix driven by strong growth in higher yielding accounts.

The growth in average interest earning assets reflects an increase of $5.4 billion or 10.2% in the average balance of loans and other receivables. This result reflects strong growth in home lending and consumer loan portfolios. Strong growth in commercial lending assets was primarily from bank bill acceptances, which are classified as non-interest earning assets.


Net Interest Income
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
$ million
1,235
1,333
1,451
1,612
1,707
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Net Interest Income

3.1.3 Net Interest Income (continued)


Change in Net Interest Margin
2005 year compared to 2004 year
Percentage (%)
2.8
2.7
2.6
2.5
2.70
(0.04)
(0.06)
(0.03)
(0.03)
0.05
2.59
Sept 2004
Funding Mix
Retail Deposits Mix
Lending Mix
Liquidity and Yield Curve
Free Funds
Sept 2005

There was an 11 basis point reduction in the net interest margin during the year (8 basis point reduction in net interest margin in the September 2005 half). The net interest margin was impacted by the following factors:

(1) Funding Mix
Growth in average lending balances between full year 2005 and full year 2004 have outstripped growth in average retail deposit balances, resulting in an increased proportion of wholesale funding. This factor has been reducing in the second half of the year.

(2) Retail Deposits Mix
Retail funding spread has continued to be impacted by a greater proportion of the growth in retail deposits being in higher yielding accounts in a strongly competitive environment. The significant growth in these high yielding accounts is shown in the table on page 45.

(3) Lending Mix
There has been solid growth in home loan balances. Growth in commercial lending, which has higher margins than home lending, has been primarily in bank bill acceptances, which are classified as non-interest earning assets.

(4) Liquidity and Yield Curve
The Group's Balance Sheet management activities have made a slightly lower contribution when compared to the previous year.

(5) Free Funds
Partially offsetting the factors above were improved returns on equity resulting from interest rate rises and the impact from the SAINTS Tier 1 capital raising completed in August 2004.

3.1.3 Net Interest Income (continued)


Change in Net Interest Margin
September 2005 half compared to March 2005 half
Percentage (%)
2.70
2.65
2.60
2.55
2.50
2.63
(0.01)
(0.03)
(0.02)
(0.02)
2.55
March 2005
Funding Mix
Retail Deposits Mix
Lending Mix
Liquidity and Yield Curve
September 2005

Changes in the retail deposit mix and lending mix were the key drivers of the 8 basis points reduction in the interest margin during the September 2005 half. Explanations for the changes in the retail deposit mix and lending mix are consistent with information contained in the 2005 full year interest margin analysis.

3.1.4 Non-Interest Income

Non-interest income before significant items has grown 11.5% to $1,068 million from $958 million last year.

	Six months to Sept 2005 $'m	Six months to March 2005 $'m	Twelve months to Sept 2005 $'m	Twelve months to Sept 2004 $'m
Non-interest income				
Trading income	38	34	**72**	61
Product fees and commissions				
- Lending	31	32	**63**	63
- Deposit and other accounts	133	120	**253**	218
- Electronic banking	92	95	**187**	187
Securitisation service fees	58	51	**109**	84
Managed funds fees	116	107	**223**	197
Bill acceptance fees	51	42	**93**	66
Factoring and invoice discounting income	10	9	**19**	21
Net profit on disposal of land and buildings	-	3	**3**	20
Profit on sale of businesses	-	9	**9**	-
Rental income	4	5	**9**	11
Trust distributions	1	3	**4**	9
Profit on sale of shares	2	2	**4**	5
Dividend income	3	2	**5**	4
Profit on sale of investment securities	1	-	**1**	-
Other	11	3	**14**	12
Non-interest income before significant items	551	517	**1,068**	958
Significant items				
Profit on sale of fixed assets	-	27	**27**	-
Write-off of deferred home loan broker commissions	-	(11)	**(11)**	-
Profit on sale of shares in Cashcard	-	-	**-**	17
	-	16	**16**	17
TOTAL NON-INTEREST INCOME	551	533	**1,084**	975
Non-Interest Income as a % of Average Assets (annualised)				
- before significant items	1.43%	1.41%	**1.42%**	1.43%
- after significant items	1.43%	1.45%	**1.44%**	1.45%
Non-Interest Income as a % of Total Income				
- before significant items	39.2%	37.8%	**38.5%**	37.3%
- after significant items	39.2%	38.5%	**38.8%**	37.7%

Trading Income

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $53 million (30 September 2004: $40 million). Therefore, total trading income was $125 million (30 September 2004: $101 million).

Trading income includes a gain of $25 million (30 September 2004: $11 million) from the Group's captive mortgage insurance company's investment portfolio, which is marked to market. Interest income earned on this investment portfolio was $8 million (30 September 2004: $5 million).

3.1.4 Non-Interest Income (continued)

Product Fees and Commissions

Product fees and commissions income increased by 7.5% to $503 million from $468 million last year due to the following factors:

Lending fees - income from lending fees of $63 million was steady compared to last year. Lending fees were impacted by increased home loan broker commission expense and zero home loan application fee campaigns conducted during the year. Both of these factors contributed to the growth in the residential loan portfolio.

Deposit and other accounts - fees increased by 16.1% to $253 million compared to $218 million last year. The $35 million increase includes a $13 million increase in mortgage insurance premium income. Fees on transaction accounts also increased due to growth in these accounts and transaction volumes.

Electronic banking fees - income from electronic banking of $187 million was steady compared to last year. Electronic banking fee income was impacted by the sale of the Bank's unbranded ATM network in December 2004, which resulted in an $11 million reduction in fee income for the year.

Securitisation Service Fees

Securitisation service fees income increased by 29.8% to $109 million (30 September 2004: $84 million) due to growth in the level of securitised loans to $13,225 million (30 September 2004: $10,549 million).

Managed Funds Fees

Managed funds fee income increased to $223 million (30 September 2004: $197 million) due to strong growth in managed funds to $32,642 million (30 September 2004: $24,825 million) reflecting the benefit of strong investment markets and strong net inflows.

Bill Acceptance Fees

Bill acceptance fee income increased by 40.9% to $93 million (30 September 2004: $66 million) reflecting strong growth in bank acceptances to $7,098 million (30 September 2004: $5,132 million), the success of the Bank's business customer relationship model and customer demand for this source of financing.

Net Profit on Sale of Land and Buildings

A profit of $3 million was recognised on the sale of land and buildings during the year. This is down from $20 million last year due to a lower level of sale and lease back activity during the year, with this trend expected to continue in future years.

Profit on Sale of Businesses

During the year, the Group sold its Assirt ratings and managed funds data businesses, resulting in a gain of $9 million ($7 million after associated goodwill write-off and applicable tax benefit).

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	Sept 2005 $'m	Sept 2004 $'m	Sept 2003 $'m
Income			
Managed funds fees	**223**	197	172
Managed funds			
Funds under administration (SEALCORP)	**23,443**	18,287	14,336
Funds under management	**6,462**	4,175	3,530
Funds under advice	**2,737**	2,363	1,954
Total Managed Funds	**32,642**	24,825	19,820

Total managed funds rose by 31.5% compared to 30 September 2004. Sealcorp funds under administration rose by 28.2% compared to 30 September 2004. This growth reflects strong investment markets and strong net inflows through Sealcorp's extensive distribution channels and the continued shift to invest retail funds via platforms.

Funds under management growth of 54.8% to $6.5 billion relates to the Advance Funds Management business. Of this growth, $1.4 billion is attributable to the mandating of Advance Funds Management to manage a component of Asgard's funds. These funds also remain in Sealcorp's funds under administration. Excluding this item, underlying growth in managed funds was $928 million or 22.2%.


Managed Funds
$ million
25,000
20,000
15,000
10,000
5,000
0
11,040
4,351
12,402
5,045
14,336
5,484
18,287
6,538
23,443
9,199
152
178
172
197
223
220
200
180
160
140
120
100
$ million
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
SEALCORP
Other Managed Funds
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

	Six months to Sept 2005 $'m	Six months to March 2005 $'m	Twelve months to Sept 2005 $'m	Twelve months to Sept 2004 $'m
Staff expenses				
Salaries	286	267	**553**	514
Contractors' fees	3	6	**9**	13
Superannuation	23	23	**46**	41
Payroll tax	18	17	**35**	32
Fringe benefits tax	5	4	**9**	8
Other	13	12	**25**	21
Total Staff expenses	348	329	**677**	629
Computer and equipment costs				
Depreciation	20	20	**40**	42
Amortisation - Deferred expenditure	19	19	**38**	62
Rental on operating leases	4	5	**9**	16
Other(1)	30	36	**66**	73
Total Computer and equipment costs	73	80	**153**	193
Occupancy costs				
Depreciation	14	13	**27**	27
Rental on operating leases	36	34	**70**	66
Other(2)	19	20	**39**	39
Total Occupancy costs	69	67	**136**	132
Administration expenses				
Advertising and public relations	28	21	**49**	45
Consultants	18	12	**30**	22
Fees and commissions	15	14	**29**	24
Postage	9	9	**18**	18
Printing and stationery	19	17	**36**	35
Subscriptions and levies	4	4	**8**	7
Telephone	6	4	**10**	13
Other(3)	60	57	**117**	104
Total Administration expenses	159	138	**297**	268
Operating expenses before goodwill and significant items	649	614	**1,263**	1,222
Goodwill amortisation and write-off	50	55	**105**	103
Operating expenses after goodwill and before significant items	699	669	**1,368**	1,325
Significant Items				
Write-off of computer applications and equipment	16	-	**16**	17
TOTAL OPERATING EXPENSES	715	669	**1,384**	1,342
Ratios (before goodwill and significant items)				
Operating Expenses as a % of Average Assets	1.69%	1.67%	**1.68%**	1.82%
Expense to Income ratio	46.1%	44.9%	**45.5%**	47.5%

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.6 Operating Expenses (continued)


Operating Expenses and Total Operating Income
$ million
3,000
2,500
2,000
1,500
1,000
500
56%
54%
52%
50%
48%
46%
44%
42%
53.6%
52.4%
49.6%
47.5%
45.5%
1,917
2,167
2,361
2,570
2,775
1,027
1,135
1,170
1,222
1,263
Sep 2001
Sep 2002
Sep 2003
Sep 2004
Sep 2005
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill and significant items) were $1,263 million for the year (30 September 2004: $1,222 million), an increase of 3.4%. Operating expenses (before goodwill and significant items) increased by 5.7% in the second half of 2005 in line with a planned level of investment.

Staff Expenses

Staff expenses increased by $48 million or 7.6% to $677 million compared to last year. This increase includes an average wage increase of 4.2% effective 1 October 2004. The other factors contributing to the increase are the Bank's continued investment in driving future growth by increasing its Middle Market relationship managers and its retail sales staff to deliver growth in Victoria, Queensland and the Middle Market segments. The Bank has also increased its staff in risk management functions in accordance with the Bank's Basel II program, and information technology staff to support the Group's business priorities.

While the Group is targeting some further increases in customer facing staff in 2006, this will be largely offset by efficiencies in back office and support areas. The expense for 2005 includes a $5 million redundancy provision related to some of the planned restructuring activities.

Computer and Equipment Costs

Computer and equipment costs decreased by $40 million or 20.7% to $153 million from $193 million compared to last year.

The decrease is primarily due to a $24 million reduction in deferred expenditure amortisation compared to last year. This reduction reflects a conservative policy on deferring expenditure and the completion of the amortisation period for a number of the Group's Best Bank projects. The balance of deferred expenditure at 30 September 2005 is $110 million (30 September 2004: $103 million). Other factors contributing to the decrease in costs during the year are a $5 million annual saving arising from the renegotiation of the Group's telecommunications contract and a $7 million reduction in operating lease costs due to the Bank purchasing rather than leasing computer hardware in recent years.

Occupancy Costs

Occupancy costs increased to $136 million compared to $132 million last year, reflecting higher leasing expenses resulting from the sale and lease back of a number of branches in recent years.

3.1.6 Operating Expenses (continued)

Administration Expenses

Administration expenses increased by $29 million to $297 million compared to last year. This is primarily due to expenditure on implementing Basel II and AIFRS projects, together with costs associated with business growth.

Goodwill Amortisation

Goodwill amortisation for the year was $105 million (30 September 2004: $103 million). Goodwill amortisation includes $4 million of goodwill written-off on the sale of the Assirt businesses during the year.

3.1.7 Bad and Doubtful Debts Expense

	Six months to		Twelve months to	
	Sept 2005 $'m	March 2005 $'m	Sept 2005 $'m	Sept 2004 $'m
Bad and doubtful debts expense (net of recoveries)				
Residential loans	1	-	1	-
Commercial loans	19	19	38	35
Consumer loans	33	26	59	43
Other	-	2	2	1
	53	47	100	79
Net general provision movement during the period	(1)	11	10	33
Bad and doubtful debts expense	52	58	110	112
As a percentage of average gross loans (annualised)	0.18%	0.21%	0.19%	0.21%
As a percentage of average risk weighted assets (annualised)	0.22%	0.26%	0.24%	0.28%
As a percentage of average assets (annualised)	0.14%	0.16%	0.15%	0.17%

Bad and doubtful debts expense (net of recoveries) for the 2005 year was $110 million, a decrease of $2 million on last year.

The increase in the specific provision charge to $100 million (30 September 2004: $79 million) is due to increased provisioning on consumer loans, reflecting strong growth in this portfolio, which is appropriately priced with prudent credit policies in place.

The general provision charge decreased to $10 million compared to $33 million last year. The general provision charge benefited from ongoing securitisation activities and a $10 million increase ($7 million increase in the September 2005 half) in the after tax balance of unearned income on mortgage insurance premiums to $21 million. This unearned income is combined with the general provision when determining the accepted industry level of 0.5% of risk weighted assets. The increase in the balance of this unearned income is due to increased business volumes in the Group's captive mortgage insurance company.

3.1.8 Income Tax Expense

	---Six months to---		--Twelve months to--	
	Sept 2005 S'm	March 2005 S'm	**Sept 2005 $'m**	Sept 2004 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax	640	660	**1,300**	1,135
Prima facie income tax payable calculated at 30% of operating profit	192	198	**390**	341
Add: tax effect of differences which increase tax payable				
* Amortisation of goodwill	15	17	**32**	31
* Depreciation on buildings	1	1	**2**	2
* General provision for doubtful debts	-	3	**3**	10
* Tax losses not recognised	1	2	**3**	5
* Other	-	-	**-**	1
Less: tax effect of differences which reduce tax payable				
* Deduction allowable on depositary capital securities(1)	-	-	**-**	6
* Deduction allowable on shares issued to employees	-	2	**2**	2
* Deduction allowable on buildings	1	1	**2**	2
* Difference between accounting profit and assessable profit on sale of shares	5	-	**5**	-
* Difference between accounting profit and assessable profit on sale of businesses	4	-	**4**	-
* Rebateable dividends	1	1	**2**	2
* Difference between accounting profit and assessable profit on sale of properties	-	-	**-**	2
* Tax benefit recognised on entering tax consolidation	-	-	**-**	2
* Other	-	1	**1**	2
Total income tax expense	198	216	**414**	372
Effective tax rate %	30.9	32.7	**31.8**	32.8

The effective tax rate for 30 September 2005 was 31.8%, primarily as a result of the amortisation of goodwill.

(1) DCS - The Bank has decided to adopt a conservative approach and not recognise a tax benefit on interest paid on subordinated debentures issued as part of the depositary capital securities transaction (refer section 2.3.1 for further details).

3.1.9 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in this segment.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

Effective 1 October 2004, responsibility for financial planners was transferred from WM to RB and BSA segments. Comparatives have been amended accordingly.

Retail Bank

RB's contribution to profit before tax grew to $645 million this year (30 September 2004: $564 million), an increase of 14.4%.

- Net interest income grew by $39 million or 4.2% reflecting growth in lending balances and growth in retail deposits, particularly in second half 2005, which was partially offset by a reduction in interest margin.
- Non-interest income increased by $28 million or 6.7% compared to the 2004 year, reflecting an increase in fees from transaction accounts, growth in securitisation balances and increased mortgage insurance premium income. These factors were partially offset by a reduction in profit from the sale of land and buildings, and revenue foregone as a result of the sale of the Group's non-core unbranded ATM network.
- Operating expenses decreased by $16 million or 2.2% with the expense to income ratio falling to 49.6% from 53.3% last year, reflecting a reduction in deferred expenditure amortisation and cost savings realised from the organisational realignment of the Retail Bank during the year.
- Bad debts expense increased by $2 million to $68 million compared to the 2004 year.

3.1.9 Segmental Results (continued)

Institutional and Business Banking

IBB's contribution to profit before tax was $420 million for the year (30 September 2004: $383 million) an increase of 9.7%.

- Net interest income increased by 8.4% to $411 million as a result of growth in commercial loans and higher interest income from trading activities.
- Non-interest income rose by $35 million compared to the 2004 year, reflecting higher bank bill fee income.
- Operating expenses increased by $35 million to $235 million, and the expense to income ratio increased to 34.5% from 32.6%, reflecting an investment in future growth from increasing the number of Middle Market relationship managers.
- Bad and doubtful debts decreased to $29 million from $33 million in the 2004 year.
- Share of profit from investments in associates primarily relates to an Auto Finance Joint Venture.

BankSA

BSA's contribution to profit before tax was $189 million for the year (30 September 2004: $165 million), an increase of 14.5% (underlying increase of 17.4% after adjusting for $4 million of profit on sale of property in 2004) reflecting:

- Growth in net interest income of $16 million or 6.5% to $262 million, due to the 11.9% increase in BSA's total assets to $9.7 billion, which was partially offset by a reduction in interest margin.
- Non-interest income increased by $11 million to $93 million compared to the 2004 year. The underlying increase was $15 million or 19.2% after allowing for $4 million of profit on sale of properties in 2004.
- Operating expenses increased by $5 million to $157 million from the 2004 year. The expense to income ratio fell to 44.2% for the year from 46.3% in the 2004 year.

Wealth Management

WM's contribution to profit before tax increased to $151 million for the year compared to $126 million in the 2004 year, an increase of 19.8%.

The result reflects the following:

- Net interest income rose by $8 million to $64 million compared to the 2004 year on the back of strong growth in the Margin Lending and Private Bank balance sheets.
- Non-interest income increased by $36 million to $260 million compared to the 2004 year, reflecting 33.2% growth in managed funds and a $9 million gain (before goodwill write-off) on the sale of the Assirt businesses.
- Operating expenses increased by $17 million or 11.2% to $169 million (30 September 2004: $152 million), with the cost to income ratio falling to 52.2% from 54.3% in the 2004 year.

3.1.9 Segmental Results (continued)

For the year ended 30 September 2005	Retail Bank $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	970	411	262	64	-	1,707
Non-interest income	445	270	93	260	-	1,068
Individually significant items	-	-	-	-	16	16
Total segment revenue	1,415	681	355	324	16	2,791
Segment expense						
Bad and doubtful debts	68	29	9	4	-	110
Operating expenses:						
- Other provisions	24	25	8	13	-	70
- Depreciation	50	7	9	1	-	67
- Deferred expenditure amortisation	30	3	4	1	-	38
- Other expenses	598	200	136	154	-	1,088
Total operating expenses	702	235	157	169	-	1,263
Individually significant item	-	-	-	-	16	16
Goodwill amortisation and write-off	-	-	-	-	105	105
Total segment expenses	770	264	166	173	121	1,494
Share of profit of investment in associates	-	(3)	-	-	-	(3)
Profit/(loss) before income tax expense	645	420	189	151	(105)	1,300
Expense to income ratio (1)	49.6%	34.5%	44.2%	52.2%		
Income tax expense						414
Profit after income tax						886
Outside equity interest (OEI)						(5)
Profit after income tax and OEI						891

As at 30 September 2005	Retail Bank $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment Assets	36,843	25,044	9,675	3,791	2,236	77,589
Segment Liabilities	25,256	38,619	6,785	1,027	569	72,256
Other Segment Disclosure						
- Securitised loans	12,419	25	766	15	-	13,225
- Managed funds (2)	2,004	-	438	30,200	-	32,642

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.9 Segmental Results (continued)

For the year ended 30 September 2004	Retail Bank $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	931	379	246	56	-	1,612
Non-interest income	417	235	82	224	-	958
Individually significant item	-	-	-	-	17	17
Total segment revenue	1,348	614	328	280	17	2,587
Segment expense						
Bad and doubtful debts	66	33	11	2	-	112
Operating expenses						
- Other provisions	34	21	7	10	-	72
- Depreciation	53	6	9	1	-	69
- Deferred expenditure amortisation	49	5	7	1	-	62
- Other expenses	582	168	129	140	-	1,019
Total operating expenses	718	200	152	152	-	1,222
Individually significant item	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	103	103
Total segment expenses	784	233	163	154	120	1,454
Share of profit of investment in associates	-	(2)	-	-	-	(2)
Profit/(loss) before income tax expense	564	383	165	126	(103)	1,135
Expense to income ratio (1)	53.3%	32.6%	46.3%	54.3%		
Income tax expense						372
Profit after income tax						763
Outside equity interest (OEI)						(4)
Profit after income tax and OEI						767

As at 30 September 2004	Retail Bank $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,796	22,061	8,644	3,157	2,300	69,958
Segment Assets	33,796	22,061	8,644	3,157	2,302	69,960
Segment Liabilities	24,001	33,433	5,974	797	726	64,931
Other Segment Disclosure						
- Securitised loans	10,172	-	377	-	-	10,549
- Managed funds (2)	1,761	-	388	22,676	-	24,825

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**Sept 2005 $'m**	March 2005 $'m	Sept 2004 $'m
Assets			
Cash and liquid assets [1]	**1,184**	1,191	1,180
Due from other financial institutions	**529**	279	371
Trading securities	**6,295**	6,365	5,200
Investment securities	**18**	522	415
Loans and other receivables	**59,687**	57,450	54,782
Bank acceptances of customers	**7,098**	5,419	5,132
Property, plant and equipment	**459**	456	472
Goodwill	**1,060**	1,110	1,165
Other assets	**1,259**	1,548	1,243
Total Assets	**77,589**	74,340	69,960
Liabilities			
Retail funding and other borrowings	**63,244**	60,948	57,471
Due to other financial institutions	**91**	992	758
Bank acceptances	**7,098**	5,419	5,132
Bills payable	**131**	139	161
Other liabilities	**1,692**	1,646	1,409
Total Liabilities	**72,256**	69,144	64,931
Net Assets	**5,333**	5,196	5,029
Shareholders' Equity			
Share capital	**4,105**	4,040	3,964
Reserves	**94**	86	87
Retained profits [2]	**781**	716	619
Outside equity interests	**353**	354	359
Total Shareholders' Equity	**5,333**	5,196	5,029
Shareholders' equity as a percentage of total assets	**6.87%**	6.99%	7.19%
Net tangible assets per ordinary share issued	**$6.31**	$5.98	$5.58
Number of ordinary shares issued (000's)	**520,407**	517,898	513,788

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

(2) In accordance with Accounting Standard AASB 1044, provision for dividends on ordinary shares are no longer recognised until the date they are declared.

3.2.1 Total Assets

Total assets were $77.6 billion at 30 September 2005 (30 September 2004: $70.0 billion), an increase of 10.9%. The following items impacted total assets:

- lending assets (including bank acceptances and excluding securitised loans) grew by 11.5% to $66.8 billion at 30 September 2005; and
- the securitisation of $5.6 billion of residential lending receivables through the Crusade Program during the year (30 September 2004: $5.7 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
85
80
75
70
65
60
55
50
45
40
7.25%
7.00%
6.75%
6.50%
52
48
55
51
63
58
70
65
78
72
6.97%
6.98%
6.96%
7.19%
6.87%
Sep-2001
Sep-2002
Sep-2003
Sep-2004
Sep-2005
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $80.0 billion (30 September 2004: $70.5 billion), an increase of 13.5%.

Residential loans (including securitisation) increased by 13.0 % to $56.3 billion from $49.8 billion at 30 September 2004, reflecting a slowing in the rate of growth in the housing ,market. Within residential loans, home equity loans increased by 13.8% to $18.2 billion.

Consumer loans increased by 15.9% to $4.7 billion (30 September 2004: $4.1 billion), due to solid growth in personal loans and margin lending.

Commercial loans (including bill acceptances and bills held in trading securities) grew by 17.4% to $20.4 billion from $17.4 billion at 30 September 2004, reflecting the success of the Bank's Middle Market customer service relationship model and specialised industry focus together with a strong market demand for credit. Middle market receivables grew by 20.0% during the year.

As at	**Sept 2005 $'m**	March 2005 $'m	Sept 2004 $'m
RESIDENTIAL			
Housing (1)	**24,878**	23,998	23,290
Home equity loans	**18,189**	17,176	15,983
TOTAL RESIDENTIAL	**43,067**	41,174	39,273
CONSUMER			
Personal loans	**2,353**	2,245	2,096
Line of credit	**1,084**	1,064	989
Margin lending (2)	**1,282**	1,192	985
TOTAL CONSUMER	**4,719**	4,501	4,070
COMMERCIAL			
Commercial loans	**9,564**	9,516	9,237
Hire purchase	**1,960**	1,891	1,820
Leasing	**407**	398	390
TOTAL COMMERCIAL	**11,931**	11,805	11,447
FOREIGN EXCHANGE CASH ADVANCES	**30**	29	28
STRUCTURED INVESTMENTS	**159**	161	173
GROSS RECEIVABLES	**59,906**	57,670	54,991
GENERAL PROVISION	**219**	220	209
NET RECEIVABLES	**59,687**	57,450	54,782
SECURITISED LOANS (balance not included above)	**13,225**	11,669	10,549
BANK BILL ACCEPTANCES (3) (balance not included above)	**7,098**	5,419	5,132
ON AND OFF BALANCE SHEET RECEIVABLES	**80,010**	74,538	70,463

(1) September 2005 - net of $13,225 million of securitised loans (March 2005: $11,669 million; September 2004: $10,549 million).
(2) Excludes $298 million of margin lending business classified as bank bill acceptances (March 2005: $233 million; September 2004: $189 million).
(3) Excludes $1,343 million of bill financing held in trading securities (March 2005: $1,623 million; September 2004: $771 million).

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) increased to $51 million at 30 September 2005 (30 September 2004: $28 million). The Group's impaired assets are comprised of 31 customers with individual net exposures over $100,000, with the largest 4 exposures totalling $32 million. The largest 4 exposures will reduce to $16 million from settlements already completed or contracted for completion during October and November 2005. These exposures are well secured and prudently provisioned. Past 90 day due loans increased to $174 million from $148 million at 30 September 2004. The level of past 90 day due loans improved in the second half of 2005.

As at	Sept 2005 $'m	March 2005 $'m	Sept 2004 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	70	74	53
Specific Provisions	26	43	37
Net Loan Balances	44	31	16
Without provisions:			
Gross Loan Balances	7	6	5
Total Non-accrual Loans:			
Gross Loan Balances	77	80	58
Specific Provisions	26	43	37
Net Loan Balances	51	37	21
Section 2 - Restructured Loans (1)			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	-	7	7
TOTAL IMPAIRED ASSETS (2)	51	44	28
Section 4 - Past Due Loans (3)			
Residential loans	66	69	65
Other	108	123	83
Total	174	192	148

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.

(2) These balances consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis, except where a loan has been individually identified and a provision has been raised.

(3) Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
-
0.15%
0.10%
0.05%
0.00%
0.12%
0.09%
0.04%
0.04%
0.09%
46
38
22
21
51
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Net non-accrual loans
Net non-accruals / net receivables

As at	Sept 2005	March 2005	Sept 2004
Specific provision coverage for non-accruals [1]	**33.77%**	53.75%	63.79%
Gross non-accruals / Net receivables	**0.13%**	0.14%	0.11%
Net non-accruals / Net receivables	**0.09%**	0.06%	0.04%

(1) The decrease in Sept 05 is due to a change in mix due to newer impaired assets which are well secured having a lower provision requirement.

3.2.4 Provisioning

	---- Six months to ----		---- Twelve months to ----	
	Sept 2005 $'m	March 2005 $'m	**Sept 2005 $'m**	Sept 2004 $'m
GENERAL PROVISION				
Balance at beginning of period	220	209	**209**	176
Net provision raised during the period	(1)	11	**10**	33
Balance at end of period	219	220	**219**	209
SPECIFIC PROVISION				
Balance at beginning of period	83	73	**73**	65
Net provision raised during the period	53	47	**100**	79
Net bad debt write offs	(67)	(37)	**(104)**	(71)
Balance at end of period	69	83	**69**	73
TOTAL PROVISION	288	303	**288**	282

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premiums of $21 million represents 0.50% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not a dynamic provision determined by reference to statistical techniques. Under AIFRS, the Bank will adopt a collective provisioning approach, whereby a provision is recognised when an impairment event occurs and it is based upon historical loss experience. It is anticipated that the proposed changes may result in a reduction in the level of provisioning that St.George holds against its credit exposures (refer Note 7 of the Consolidated Financial Statements). Net bad debts written-off increased in the September 2005 half to $67 million primarily due to the settlement of a number of impaired loans during the second half that had large specific provisions, which were raised in prior periods. This has no impact on profit for the 2005 year.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 30 September 2005, total Treasury Securities were $6,313 million (30 September 2004: $5,615 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The market value is equal to the carrying value of these securities as at 30 September 2005. The Bank disposed of the majority of its investment securities portfolio during the year, with an $18 million balance held at 30 September 2005. A profit of $1 million was realised on sale of investment securities during the year.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ million
4,032
6,169
5,419
5,615
6,313
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $63.2 billion at 30 September 2005, an increase of 10.0% over 30 September 2004.

As at	**Sept 2005 $m**	March 2005 $'m	Sept 2004 $m
Retail funding	**39,386**	36,805	36,123
Other deposits	**5,494**	8,958	8,077
Offshore borrowings	**13,139**	10,602	9,769
Domestic borrowings	**3,269**	2,620	1,883
Subordinated debt	**1,956**	1,963	1,619
Total	**63,244**	60,948	57,471
Retail funding as a % of Total Retail Funding and Other Borrowings	**62.3%**	60.4%	62.9%


Funding
$ billion
45
40
35
30
25
20
15
10
70%
65%
60%
55%
50%
59.4%
63.5%
65.2%
62.9%
62.3%
26.2
17.9
29.7
17.0
33.9
18.0
36.1
21.3
39.4
23.9
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (continued)

Retail funding

Retail funding has grown by 9.0% to $39.4 billion since 30 September 2004 and accounts for 62.3% of total funding and other borrowings (30 September 2004: 62.9%).

As at	Sept 2005 $m	March 2005 $'m	Sept 2004 $m
Transaction	13,236	12,415	12,421
Savings	586	615	624
Fixed Term	12,396	11,580	11,067
Direct Saver	6,080	5,518	5,304
Investment	7,088	6,677	6,707
Total Retail Funding	39,386	36,805	36,123

Despite intense competition, the Bank has grown its retail deposits by 9.0% to $39.4 billion. Annualised growth in retail deposits since 31 March 2005 was 14.0%. Transaction accounts have grown by 6.6% to $13.2 billion, direct saver accounts grew by 14.6% to $6.1 billion, fixed term accounts grew 12.0% to $12.4 billion, and investment accounts, which comprise the Portfolio Cash Management Account and the Powersaver Account grew by 5.7% to $7.1 billion. The growth in retail deposits has been achieved through enhancing existing product features, the introduction of new products such as the Powersaver Account and undertaking targeted programs and marketing campaigns during the year.

The Bank's strategy is to balance volume growth in retail funding with margin management. Staff incentives and performance measures are aligned to this strategy.

Other borrowings

Other borrowings increased to $23.9 billion from $21.3 billon at 30 September 2004. This reflects the increased use of wholesale borrowings to fund the strong growth in lending assets. Debt issues during the year included the following:

- A$300 million floating rate transferable deposits due in September 2009;
- US$500 million floating rate notes due in February 2010;
- €250 million of floating rate subordinated notes due in March 2015;
- €750 million of floating rate notes due in June 2010;
- C$150 million of floating rate notes due in July 2008; and
- A$400 of fixed rate and A$600 million of floating rate transferable deposits due in July 2010.

3.2.7 Shareholders' Equity

Shareholders' equity of $5,333 million represents 6.87% of total assets as at 30 September 2005.


Shareholders' Equity
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
$ billion
7.50%
7.25%
7.00%
6.75%
6.50%
Sep-2001
Sep-2002
Sep-2003
Sep-2004
Sep-2005
Ordinary equity
Retained profits and other equity
Depositary Capital Securities
PRYMES
SAINTS
Total Equity as a percentage of Total Assets

Shareholders' equity comprises ordinary equity of $3,454 million, Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS) of $345 million, Preferred Resetting Yield Marketable Equity Securities (PRYMES) of $291 million, Depositary Capital Securities of $334 million, and retained profits and other equity of $909 million.

Below is a table detailing the movements in ordinary equity during the year.

	$M	Number of Shares
Balance as at 1 October 2004	3,313	513,788,050
Shares issued under various plans:		
Dividend Reinvestment Plan – 2004 final ordinary dividend	70	2,893,267
Dividend Reinvestment Plan – 2005 interim ordinary dividend	65	2,496,221
Employee Reward Share Plan	-	288,763
Executive Performance Share Plan	-	602,893
Executive Option Plan	6	338,270
Balance as at 30 September 2005	3,454	520,407,464

3.2.8 Sell Back Rights

The Full Federal Court hearing on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when granted was held on 12 November 2004. On 8 August 2005, the Full Federal Court held that the affected shareholders should not be taxed on the value of the Sell Back Rights. In September 2005, the Commissioner of Taxation lodged a request with the High Court of Australia seeking leave to appeal the decision of the Full Federal Court on this matter.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 70 cents per ordinary share.

100 percent of the dividend payment will be franked at 30% and will be paid on 14 December 2005. Ordinary shares will trade ex-dividend on 28 November 2005.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 2 December 2005 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the final ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 2 December 2005. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 6 December 2005. A combined DRP advice/holding statement will be despatched to DRP participants on or around 30 December 2005.

St.George intends to have the DRP partially underwritten to a level of 35% participation for the 2005 final dividend.


Ordinary Dividends and Earnings per Share
Cents per share
145
135
125
115
105
95
85
75
65
55
45
185
165
145
125
105
85
65
101.6
124.7
142.2
160.8
180.2
65
80
95
122
137
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

[1] Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.1 Dividends (continued)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount ($'m)	Franked
DCS			
1 October 2004 – 31 December 2004	31 December 2004	6	No
1 January 2005 – 30 June 2005	30 June 2005	14	No
1 July 2005 – 30 September 2005 (A)	31 December 2005	7	No
		27	
PRYMES			
1 October 2004 – 20 February 2005	21 February 2005	7	100% franked at 30%
21 February 2005 – 20 August 2005	22 August 2005	10	100% franked at 30%
21 August 2005 – 30 September 2005	20 February 2006	2	100% franked at 30%
		19	
SAINTS			
1 October 2004 – 20 November 2004	22 November 2004	2	100% franked at 30%
21 November 2004 – 20 February 2005	21 February 2005	4	100% franked at 30%
21 February 2005 – 20 May 2005	20 May 2005	4	100% franked at 30%
21 May 2005 – 20 August 2005	22 August 2005	4	100% franked at 30%
21 August 2005 – 30 September 2005	21 November 2005	3	100% franked at 30%
		17	

(A) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 30 September 2005.

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.3% and a total capital ratio of 11.1% (30 September 2004: 11.1%).

As at	Sept 2005 $m	March 2005 $m	Sept 2004 $m
Qualifying Capital			
Tier 1			
Share capital	**4,105**	4,040	3,921
Perpetual notes	**31**	29	29
Reserves	**356**	350	376
Retained profits	**781**	716	619
Less: Expected dividend[1]	**(237)**	(260)	(239)
Capitalised expenses[2]	**(184)**	(175)	(180)
Goodwill and other APRA deductions[3]	**(1,366)**	(1,379)	(1,416)
Total Tier 1 capital	**3,486**	3,321	3,110
Tier 2			
Asset revaluations	**55**	51	55
SAINTS	**-**	-	43
Subordinated debt	**1,600**	1,647	1,355
General provision for doubtful debts (not tax effected)	**219**	220	209
Total Tier 2 capital	**1,874**	1,918	1,662
Deductions from Capital			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions[4]	**27**	27	27
Other	**1**	1	1
Total Deductions from Capital	**28**	28	28
Total Qualifying Capital	**5,332**	5,211	4,744
Risk Weighted Assets	**47,864**	45,041	42,581
Risk Weighted Capital Adequacy Ratio			
Tier 1	**7.3%**	7.4%	7.3%
Tier 2	**3.9%**	4.3%	3.9%
Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**11.1%**	11.6%	11.1%

(1) Net of estimated reinvestment under dividend reinvestment plan. St.George is having the DRP partially underwritten to a level of 35% participation for the 2005 final dividend.
(2) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.
(3) Investments (pre-acquisition retained earnings) in funds management and administration companies, investment in the mortgage insurance company (St.George Insurance Pte. Ltd) and retained earnings of entities managing securitisation activities are deducted from Tier 1 Capital.
(4) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio is 5.1% compared to 5.0% to last year. The ratio has been calculated in accordance with Standard and Poor's methodology.

As at	Sept 2005 $'m	March 2005 $'m	Sept 2004 $'m
Adjusted Common Equity Ratio			
Tier 1 Capital	**3,486**	3,321	3,110
Less: SAINTS	**345**	345	302
PRYMES	**291**	291	291
Depositary Capital Securities	**328**	323	348
Perpetual notes	**31**	29	29
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27	27
Adjusted Common Equity	**2,464**	2,306	2,113
Risk Weighted Assets	**47,864**	45,041	42,581
Adjusted Common Equity Ratio	**5.1%**	5.1%	5.0%

3.3.3 Average Balances and Related Interest

Average Balance Sheet For the Year Ended 30 September 2005	**Average Balance $m**	**Interest $m**	**Average Rate**
INTEREST EARNING ASSETS :			
Cash and liquid assets	879	37	4.21%
Due from other financial institutions	426	18	4.23%
Investment / trading securities	6,813	369	5.42%
Loans and other receivables	57,833	4,262	7.37%
Total interest earning assets	65,951	4,686	7.11%
NON-INTEREST EARNING ASSETS :			
Bills receivable	11		
Property, plant and equipment	459		
Other assets	9,215		
Provision for doubtful debts	(296)		
Total non-interest earning assets	9,389		
TOTAL ASSETS	75,340		
INTEREST BEARING LIABILITIES :			
Retail funding	36,354	1,513	4.16%
Other deposits	9,109	544	5.97%
Due to other financial institutions	741	31	4.18%
Domestic borrowings	2,933	186	6.34%
Offshore borrowings(1)	13,177	705	5.35%
Total interest bearing liabilities	62,314	2,979	4.78%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	172		
Other non-interest bearing liabilities	7,738		
Total non-interest bearing liabilities	7,910		
TOTAL LIABILITIES	70,224		
SHAREHOLDERS' EQUITY(2)	5,116		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	75,340		
Interest Spread(3)			2.33%
Interest Margin(4)			2.59%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 517.8 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balance Sheet For the Year Ended 30 September 2004	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	741	33	4.45%
Due from other financial institutions	300	12	4.00%
Investment / trading securities	6,077	319	5.25%
Loans and other receivables	52,483	3,752	7.15%
Total interest earning assets	59,601	4,116	6.91%
NON-INTEREST EARNING ASSETS :			
Bills receivable	26		
Property, plant and equipment	479		
Other assets	7,279		
Provision for doubtful debts	(262)		
Total non-interest earning assets	7,522		
TOTAL ASSETS	67,123		
INTEREST BEARING LIABILITIES :			
Retail funding	34,438	1,291	3.75%
Other deposits	9,616	551	5.73%
Due to other financial institutions	625	23	3.68%
Domestic borrowings	2,775	168	6.05%
Offshore borrowings(1)	9,198	471	5.12%
Total interest bearing liabilities	56,652	2,504	4.42%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	178		
Other non-interest bearing liabilities	5,767		
Total non-interest bearing liabilities	5,945		
TOTAL LIABILITIES	62,597		
SHAREHOLDERS' EQUITY(2)	4,526		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	67,123		
Interest Spread(3),(5)			2.49%
Interest Margin(4),(5)			2.70%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 509.9 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.
(5) The interest spread and margin have been restated for the impact of home loan mortgage offset balances and related deposit balances, which have been transferred to non-interest earning assets and non-interest bearing liabilities respectively.

3.3.3 Average Balances and Related Interest (continued)

Average Balance Sheet For the Half-Year Ended 30 September 2005	Average Balance $m	Interest $m	Average Rate (1)
INTEREST EARNING ASSETS :			
Cash and liquid assets	995	21	4.22%
Due from other financial institutions	459	10	4.36%
Investment / trading securities	6,607	182	5.51%
Loans and other receivables	58,988	2,210	7.49%
Total interest earning assets	67,049	2,423	7.23%
NON-INTEREST EARNING ASSETS :			
Bills receivable	8		
Property, plant and equipment	456		
Other assets	9,751		
Provision for doubtful debts	(303)		
Total non-interest earning assets	9,912		
TOTAL ASSETS	76,961		
INTEREST BEARING LIABILITIES :			
Retail funding	36,953	801	4.34%
Other deposits	8,743	267	6.11%
Due to other financial institutions	563	12	4.26%
Domestic borrowings	3,315	106	6.40%
Offshore borrowings(2)	13,898	381	5.48%
Total interest bearing liabilities	63,472	1,567	4.94%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	143		
Other non-interest bearing liabilities	8,165		
Total non-interest bearing liabilities	8,308		
TOTAL LIABILITIES	71,780		
SHAREHOLDERS' EQUITY(3)	5,181		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	76,961		
Interest Spread(4)			2.29%
Interest Margin(5)			2.55%

(1) Annualised
(2) Includes foreign exchange swap costs.
(3) Weighted average number of ordinary shares outstanding for the half-year were 519.1 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances **For the Half-Year Ended 31 March 2005**	Average Balance $M	Interest $M	Average Rate (1) %
INTEREST EARNING ASSETS:			
Cash and liquid assets	768	16	4.17%
Due from other financial institutions	375	8	4.27%
Investment / trading securities	6,911	187	5.41%
Loans and other receivables	56,562	2,052	7.26%
Total interest earning assets	64,616	2,263	7.00%
NON-INTEREST EARNING ASSETS:			
Bills receivable	13		
Property, plant and equipment	461		
Other assets	8,774		
Provision for doubtful debts	(290)		
Total non-interest earning assets	8,958		
TOTAL ASSETS	73,574		
INTEREST BEARING LIABILITIES:			
Retail funding	35,727	712	3.99%
Other deposits	9,453	277	5.86%
Due to other financial institutions	956	19	3.97%
Domestic borrowings	2,585	80	6.19%
Offshore borrowings(2)	12,307	324	5.27%
Total interest bearing liabilities	61,028	1,412	4.63%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	196		
Other non-interest bearing liabilities	7,291		
Total non-interest bearing liabilities	7,487		
TOTAL LIABILITIES	68,515		
SHAREHOLDERS' EQUITY(3)	5,059		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	73,574		
Interest Spread(4),(6)			2.37%
Interest Margin(5),(6)			2.63%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 516.4 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.
(6) The interest spread and margin have been restated for the impact of home loan mortgage offset balances and related deposit balances, which have been transferred to non-interest earning assets and non-interest bearing liabilities respectively.

3.3.4 Volume and Rate Analysis

The tables below allocates changes in interest income and interest expense between changes in volume and rate for the years ended 30 September 2005 and 30 September 2004 and the half-years ended 30 September 2005 and 31 March 2005. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Full Year Movements

	September 2005 over September 2004 Change Due to			September 2004 over September 2003 Change Due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	6	(2)	4	12	-	12
Due from other financial institutions	5	1	6	6	1	7
Investment / trading securities	40	10	50	24	26	50
Loans and other receivables	394	116	510	468	145	613
CHANGE IN INTEREST INCOME	445	125	570	510	172	682
INTEREST BEARING LIABILITIES :						
Retail funding	80	142	222	109	137	246
Other deposits	(30)	23	(7)	63	45	108
Due to financial institutions	5	3	8	7	2	9
Domestic borrowings	10	8	18	16	11	27
Offshore borrowings	212	22	234	126	5	131
CHANGE IN INTEREST EXPENSE	277	198	475	321	200	521
CHANGE IN NET INTEREST INCOME	168	(73)	95	189	(28)	161

Half-Year Movements

	September 2005 over March 2005 Change Due to			September 2004 over March 2004 Change Due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	5	-	5	4	(1)	3
Due from other financial institutions	2	-	2	(2)	2	-
Investment / trading securities	(8)	3	(5)	15	6	21
Loans and other receivables	91	67	158	118	42	160
CHANGE IN INTEREST INCOME	90	70	160	135	49	184
INTEREST BEARING LIABILITIES :						
Retail funding	27	62	89	14	63	77
Other deposits	(22)	12	(10)	6	5	11
Due to financial institutions	(8)	1	(7)	4	1	5
Domestic borrowings	23	3	26	1	3	4
Offshore borrowings	43	14	57	63	-	63
CHANGE IN INTEREST EXPENSE	63	92	155	88	72	160
CHANGE IN NET INTEREST INCOME	27	(22)	5	47	(23)	24

The reduction in net interest income growth to $5 million in the September 2005 half is due to an increased proportion of securitised loans and bank bill acceptances relative to interest earning loans and receivables compared to the first half 2005.

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	30 September 2005		31 March 2005		30 September 2004	
	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M
Foreign Exchange						
Spot, Forwards	13,990	165	12,246	221	9,839	168
Swaps	15,968	863	11,231	629	9,961	620
Options	2,708	13	2,545	18	3,109	18
Total	**32,666**	**1,041**	26,022	868	22,909	806
Interest Rate						
Futures	12,567	-	25,036	-	14,591	-
Forward Rate Agreements	32,440	2	39,470	5	31,585	3
Swaps	76,915	153	80,794	160	72,399	195
Options	370	1	381	2	362	2
Total	**122,292**	**156**	145,681	167	118,937	200
Grand Total	**154,958**	**1,197**	171,703	1,035	141,846	1,006

* Credit Equivalent represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

3.3.5 Derivatives (continued)

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

The St.George risk rating system has eleven levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $155.0 billion as at 30 September 2005 (30 September 2004: $141.8 billion).


Counterparty Credit Risk
60%
50%
40%
30%
20%
10%
0%
9.43%
24.84%
49.22%
10.33%
4.61%
0.36%
0.22%
0.24%
0.17%
0.12%
0.46%
A
B
C
D
E
F
G
H
I
J
K
Level

3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half years ended 30 September 2005, 31 March 2005 and 30 September 2004.

Six months ended	30 September 2005		31 March 2005		30 September 2004	
$'000	High	Average	High	Average	High	Average
Foreign Exchange VaR	775	332	641	226	778	341
Domestic VaR	1,033	382	1,105	395	1,329	502
Total Room Risk	1,088	500	1,044	465	1,525	679

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Details of allocations under these plans are contained in the Group's Full Financial report for the 30 September 2005 year.

4 Further Information

4.1 Branches

As at	Sept 2005	March 2005	Sept 2004
New South Wales	**204**	204	204
Australian Capital Territory	**13**	13	13
Queensland	**21**	22	22
Victoria(1)	**35**	34	36
South Australia	**111**	110	110
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	390	389	391
Assets per branch - $m	**199**	191	179
Net Profit (2) per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**2,554**	2,524	2,225
- after income tax, OEI, goodwill and before significant items - $'000	**2,285**	2,242	1,962

(1) During the 2005 year, 3 new branches were opened, 3 branches were merged and 1 branch was closed.
(2) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	Sept 2005	March 2005	Sept 2004
New South Wales	**4,871**	4,737	4,696
Australian Capital Territory	**159**	158	160
Queensland	**279**	269	254
Victoria	**409**	370	332
South Australia	**1,215**	1,199	1,180
Western Australia	**117**	100	93
Northern Territory	**36**	34	33
	7,086	6,867	6,748
SEALCORP	**580**	592	615
Scottish Pacific	**139**	138	136
St.George Bank New Zealand	**75**	60	42
Total Permanent and Casual Staff	**7,880**	7,657	7,541
Assets per staff - $m	**9.8**	9.7	9.3
Staff per $m assets - No.	**0.10**	0.10	0.11
Net Profit (1) per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**129.3**	129.4	117.5
- after income tax, OEI, goodwill and before significant items - $'000	**115.6**	114.9	103.6
Total Group Workforce(2)	**8,440**	8,221	8,046

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
1 November 2005	Ex-dividend trading for SAINTS
7 November 2005	Record date for SAINTS
21 November 2005	Payment date for SAINTS
28 November 2005	Ex-dividend trading for final ordinary share dividend
2 December 2005	Record date for final ordinary share dividend
14 December 2005	Payment of final ordinary share dividend
16 December 2005	Annual General Meeting
31 March 2006	Financial half-year end
30 September 2006	Financial year end

Proposed Dates

Date	Event
31 January 2006	Ex-dividend trading for PRYMES and SAINTS
6 February 2006	Record date for PRYMES and SAINTS
20 February 2006	Payment date for PRYMES and SAINTS
2 May 2006	Ex-dividend trading for SAINTS
2 May 2006	Announcement of financial results and interim ordinary share dividend
8 May 2006	Record date for SAINTS
22 May 2006	Payment date for SAINTS
30 May 2006	Melbourne Shareholder Information Meeting
14 June 2006	Ex-dividend trading for interim ordinary share dividend
20 June 2006	Record date for interim ordinary share dividend
4 July 2006	Payment of interim ordinary share dividend
31 July 2006	Ex-dividend trading for PRYMES and SAINTS
4 August 2006	Record date for PRYMES and SAINTS
21 August 2006	Payment date for PRYMES and SAINTS

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au

st.george

St.George Bank Limited

ABN 92 055 513 070

Consolidated Financial Statements

for the year ended

30 September 2005

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2005

	NOTE	Consolidated 2005 $M	2004 $M
Interest income		**4,686**	4,116
Interest expense		**2,979**	2,504
Net interest income		**1,707**	1,612
Other income	1	**1,084**	975
Total ordinary income (net of interest expense)		**2,791**	2,587
Charge for bad and doubtful debts		**110**	112
Operating expenses			
- staff		**677**	629
- computer and equipment		**169**	210
- occupancy		**136**	132
- administration and other		**297**	268
Total operating expenses	1	**1,279**	1,239
Share of net profit of equity accounted associates		**3**	2
Goodwill amortisation and write-off		**105**	103
Profit from ordinary activities before income tax		**1,300**	1,135
Income tax expense	1	**414**	372
Profit from ordinary activities after income tax		**886**	763
Net loss attributable to outside equity interests		**(5)**	(4)
Net profit attributable to members of the Bank		**891**	767
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**5**	-
Net decrease in claims equalisation reserve		**-**	(19)
Foreign currency translation adjustment		**2**	2
		7	(17)
Total changes in equity other than those resulting from transactions with owners as owners		**898**	750
Dividends per ordinary share (cents)	2	**137**	122
Basic earnings per ordinary share (cents)	3	**160.0**	140.6
Diluted earnings per ordinary share (cents)	3	**160.0**	140.3
Basic earnings per preferred resetting yield marketable equity security ($)	3	**6.36**	6.36
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	3	**4.85**	4.75

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2005

	NOTE	Consolidated 2005 $M	Consolidated 2004 $M
ASSETS			
Cash and liquid assets		**1,184**	1,180
Due from other financial institutions		**529**	371
Trading securities		**6,295**	5,200
Investment securities		**18**	415
Loans and other receivables		**59,687**	54,782
Bank acceptances of customers		**7,098**	5,132
Investment in associated companies		**-**	2
Other investments		**67**	76
Property, plant and equipment		**459**	472
Goodwill		**1,060**	1,165
Other assets		**1,192**	1,165
TOTAL ASSETS		**77,589**	69,960
LIABILITIES			
Deposits and other borrowings		**48,149**	46,083
Due to other financial institutions		**91**	758
Bank acceptances		**7,098**	5,132
Provision for dividends		**12**	12
Income tax liability		**353**	365
Other provisions		**109**	106
Bonds and notes		**13,139**	9,769
Loan capital		**1,956**	1,619
Bills payable and other liabilities		**1,349**	1,087
TOTAL LIABILITIES		**72,256**	64,931
NET ASSETS		**5,333**	5,029
SHAREHOLDERS' EQUITY			
Share capital	4	**4,105**	3,964
Reserves		**94**	87
Retained profits	5	**781**	619
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**4,980**	4,670
Outside equity interests in controlled entities		**353**	359
TOTAL SHAREHOLDERS' EQUITY		**5,333**	5,029

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

	Consolidated	
	2005 $M	2004 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	4,673	4,121
Interest paid	(2,994)	(2,398)
Dividends received	5	4
Other income received	1,208	1,194
Operating expenses paid	(1,445)	(1,420)
Income taxes paid	(456)	(342)
Net (payments for)/proceeds from the sale and purchase of trading securities	(1,090)	44
Net cash (used in)/provided by operating activities	(99)	1,203
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposal of controlled entities	-	12
Net proceeds from/(payments for) the sale and purchase of investment securities	394	(269)
Net increase in loans and other receivables	(4,979)	(5,878)
Payments for shares	(2)	(13)
Proceeds from sale of shares	20	39
Proceeds from sale of other investments	7	25
Proceeds from sale of businesses	47	-
Research and development costs	(7)	-
Payments for property, plant and equipment	(68)	(71)
Proceeds from sale of property, plant and equipment	39	51
Net increase in other assets	(73)	(112)
Net cash used in investing activities	(4,622)	(6,216)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	2,082	736
Proceeds from other borrowings	25,389	27,183
Repayment of other borrowings	(22,099)	(23,324)
Proceeds from loan capital	421	578
Net (decrease)/increase in other liabilities	(4)	201
Proceeds from the issue of shares	6	-
Net proceeds from the issue of SAINTS	-	345
Net proceeds from the issue of perpetual notes	2	12
Dividends paid (net of DRP)	(594)	(457)
Net cash provided by financing activities	5,203	5,274
Net increase in cash and cash equivalents	482	261
Cash and cash equivalents at the beginning of the financial year	674	413
Cash and cash equivalents at the end of the financial year	1,156	674

	Consolidated 2005 $M	2004 $M
NOTE 1 INDIVIDUALLY SIGNIFICANT ITEMS		
Other income		
Other income before individually significant items	1,068	958
Individually Significant Items		
Profit on sale of fixed assets (i)	27	-
Write-off of deferred home loan broker commissions (ii)	(11)	-
Profit on sale of shares (iv)	-	17
	16	17
Total other income	1,084	975
Operating expenses		
Operating expenses before significant item	1,263	1,222
Individually Significant Item		
Write-off of computer applications and equipment (iii),(v)	16	17
Total operating expenses	1,279	1,239
Income Tax Expense		
Income tax expense before individually significant items	414	372
Individually Significant Items		
Income tax expense on profit on sale of fixed assets (i)	8	-
Income tax benefit on write-off of deferred home loan broker commissions (ii)	(3)	-
Income tax benefit on write-off of computer applications and equipment (iii),(v)	(5)	(5)
Income tax expense on profit on sale of shares (iv)	-	5
	-	-
Total income tax expense	414	372
SUMMARY		
Profit before tax from individually significant items	-	-
Tax expense attributable to individually significant items	-	-
Net impact after tax from individually significant items	-	-

2005 year

(i) On 31 December 2004, the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) The Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

(iii) Comprises a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

2004 year

(iv) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(v) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank commenced replacing CLAS during the year ending 30 September 2005.

NOTE 2 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	Consolidated $M	Date of Payment	Franking Rate	Percentage Franked
2005					
Interim 2005 - ordinary shares	67.0	347	4-Jul-05	30%	100%
Final 2004 - ordinary shares	62.0	319	17-Dec-04	30%	100%
Depositary capital securities (1) (9)		6	31-Dec-04	-	-
Depositary capital securities		14	30-Jun-05	-	-
Depositary capital securities (2)		7	31-Dec-05	-	-
Preferred resetting yield marketable equity securities (4)		7	21-Feb-05	30%	100%
Preferred resetting yield marketable equity securities		10	22-Aug-05	30%	100%
Preferred resetting yield marketable equity securities (6)		2	20-Feb-06	30%	100%
Subordinated adjustable income non-refundable tier 1 securities (7)		2	22-Nov-04	30%	100%
Subordinated adjustable income non-refundable tier 1 securities		4	21-Feb-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities		4	20-May-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities		4	22-Aug-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities (8)		3	21-Nov-05	30%	100%
		729			
2004					
Interim 2004 - ordinary shares	60.0	306	2-Jul-04	30%	100%
Final 2003 - ordinary shares	50.0	253	19-Dec-03	30%	100%
Depositary capital securities (3)		6	31-Dec-03	-	-
Depositary capital securities		15	30-Jun-04	-	-
Depositary capital securities (1)		8	31-Dec-04	-	-
Preferred resetting yield marketable equity securities (5)		7	20-Feb-04	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-04	30%	100%
Preferred resetting yield marketable equity securities (4)		2	21-Feb-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities (7)		2	22-Nov-04	30%	100%
		609			

(1) A total dividend of $14 million was paid of which $6 million related to the 2005 financial year and $8 million related to the 2004 financial year.
(2) A total dividend of approximately $14 million will be payable on 31 December 2005 of which $7 million relates to the 2005 financial year.
(3) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.
(4) A total dividend of $9 million was paid of which $7 million related to the 2005 financial year and $2 million related to the 2004 financial year.
(5) A total dividend of $9 million was paid of which $7 million related to the 2004 financial year and $2 million related to the 2003 financial year.
(6) A total dividend of $9 million will be payable on 20 February 2006 of which $2 million relates to the 2005 financial year.
(7) A total dividend of $4 million was paid of which $2 million relates to the 2005 financial year, and $2 million to the 2004 financial year.
(8) A total dividend of $4 million will be payable on 21 November 2005 of which $3 million relates to the 2005 financial year.
(9) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent Events	Cents Per Share	Consolidated $M	Date Payable	Franking Rate	Percentage Franked
Since the end of the financial year, the directors declared the following dividend:					
Final - Ordinary	70.0	364	14-Dec-05	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2005 and will be recognised in subsequent financial statements.

Dividend Franking Account

It is anticipated that the balance of the consolidated franking account will be $555 million (2004: $405 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and
(ii) franking debits that will arise from the payment of dividends recognised as a liability; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2005 year final ordinary dividend, the consolidated franking account will be $401 million (30 September 2004: $268 million).

NOTE 3 EARNINGS PER SHARE

	Consolidated 2005	2004
Earnings Per Share		
Basic - ordinary (cents)	160.0	140.6
Diluted - ordinary (cents)	160.0	140.3
Basic - PRYMES ($)	6.36	6.36
Basic - SAINTS ($)	4.85	4.75
Alternative earnings per share (1)		
Basic - ordinary (cents)	180.2	160.8
Diluted - ordinary (cents)	179.8	160.0
Weighted average number of shares		
Basic - ordinary	517,761,805	509,896,418
Impact of potential dilutive issues:		
Options over ordinary shares	750,776	343,939
PRYMES	11,032,352	14,082,028
Diluted - ordinary	529,544,933	524,322,385
Basic - PRYMES	3,000,000	3,000,000
Basic - SAINTS	3,500,000	469,863
Reconciliations of earnings used in calculating earnings per share	$M	$M
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	886	763
Less Net loss attributable to outside equity interests	(5)	(4)
Preference dividends	63	50
Earnings used in calculating basic earnings per share	828	717
Add Goodwill amortisation	105	103
Net after tax impact of individually significant items	-	-
Earnings used in calculating alternative basic earnings per share	933	820
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	886	763
Less Net loss attributable to outside equity interests	(5)	(4)
Preference dividends	63	50
Add Earnings adjustments on potentially dilutive issues	19	19
Earnings used in calculating diluted earnings per share	847	736
Add Goodwill amortisation	105	103
Net after tax impact of individually significant items	-	-
Earnings used in calculating alternative diluted earnings per share	952	839
(c) Basic earnings attributable to PRYMES	19	19
(d) Basic earnings attributable to SAINTS	17	2

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			
	Note	2005 $M	2004 $M	2005 No. of shares	2004 No. of shares
NOTE 4 SHARE CAPITAL					
Capital					
Fully paid ordinary shares	(a)	3,454	3,313	520,407,464	513,788,050
Fully paid PRYMES		291	291	3,000,000	3,000,000
Fully paid SAINTS		345	345	3,500,000	3,500,000
General reserve		15	15		
		4,105	3,964		
Issued and uncalled capital					
Borrowers' shares unpaid		-	-	4,088	4,766
Depositors' shares unpaid		-	-	256,180	274,304
(a) Movement in ordinary share capital					
Balance at beginning of financial year		3,313	3,162	513,788,050	505,592,816
Ordinary shares issued		141	151	6,619,414	8,195,234
Balance at end of financial year		3,454	3,313	520,407,464	513,788,050
NOTE 5 RETAINED PROFITS					
Retained profits at the beginning of the financial year		619	442		
Net profit after income tax attributable to members of the Bank		891	767		
Total available for appropriation		1,510	1,209		
Dividends recognised during the year		(729)	(609)		
Transfer from reserve		-	19		
Retained profits at the end of the financial year		781	619		

NOTE 6 EXECUTIVE OPTION PLAN

The Managing Director and Specified Executives are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving prescribed performance hurdles. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

Date Options Granted	Exercise Period[(1)]			Exercise Price (2) ($)	Options Outstanding 1 Oct 2004	Movements during the year Number of Options			Options Outstanding 30 Sep 2005	Senior Executives in Plan [(3)]	Fair Value per Option Granted during the year ($) [(4)]
						Granted	Forfeited	Exercised			
12-Dec-01	12-Jun-04	to	12-Dec-06	16.91	250,000			250,000	-		
12-Dec-01	12-Jun-05	to	12-Dec-06	16.91	250,000				250,000	1	
12-Dec-01	12-Jun-06	to	12-Dec-06	16.91	500,000				500,000		
01-Oct-02	15-Nov-04	to	01-Oct-07	18.16	148,429			88,270	60,159	3	
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429		30,043		118,386	7	
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429		30,043		118,386		
1-Oct-03	30-Sep-05	to	01-Oct-09	20.40	214,839		35,977		178,862		
1-Oct-03	30-Sep-06	to	01-Oct-09	20.40	214,839		35,977		178,862	7	
1-Oct-03	30-Sep-07	to	01-Oct-09	20.40	214,839		35,977		178,862		
1-Oct-04	30-Sep-06	to	01-Oct-10	21.70	-	125,000			125,000		1.92
1-Oct-04	30-Sep-07	to	01-Oct-10	21.70	-	125,000			125,000	1	2.07
1-Oct-04	30-Sep-08	to	01-Oct-10	21.70	-	250,000			250,000		2.21
1-Oct-04	30-Sep-06	to	01-Oct-10	21.70	-	141,336			141,336		1.92
1-Oct-04	30-Sep-07	to	01-Oct-10	21.70	-	141,336			141,336	7	2.07
1-Oct-04	30-Sep-08	to	01-Oct-10	21.70	-	141,336			141,336		2.21
1-Mar-05	30-Sep-06	to	01-Oct-10	24.56	-	15,786			15,786		2.14
1-Mar-05	30-Sep-07	to	01-Oct-10	24.56	-	15,786			15,786	1	2.44
1-Mar-05	30-Sep-08	to	01-Oct-10	24.56	-	15,786			15,786		2.61
				TOTAL	2,089,804	971,366	168,017	338,270	2,554,883		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium may be added to the exercise price of the options granted on 12 December 2001, which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Binomial method. If the options granted during the year were expensed at their fair value, there would have been a $2 million reduction in the consolidated entity's current year after tax profit. The following factors were used in determining the fair value of options on the grant date:

Grant Date	Date First Exercisable	Fair Value per Option $	Exercise Price $	Price of Shares on Grant Date $	Estimated Volatility %	Risk Free Interest Rate %	Dividend Yield %	Expected Life (Years)
12-Dec-01	12-Jun-04	2.32	16.91	17.50	20.9	4.75	3.71	3
12-Dec-01	12-Jun-05	2.69	16.91	17.50	20.9	5.05	3.71	4
12-Dec-01	12-Jun-06	2.98	16.91	17.50	20.9	5.25	3.71	5
01-Oct-02	15-Nov-04	1.96	18.16	17.77	18.1	4.87	3.71	2.5
01-Oct-02	15-Nov-05	2.32	18.16	17.77	18.1	4.95	3.71	3.5
01-Oct-03	30-Sep-05	2.08	20.40	20.32	17.2	4.83	4.28	2.5
01-Oct-03	30-Sep-06	2.10	20.40	20.32	17.2	4.92	4.28	3.5
01-Oct-03	30-Sep-07	2.12	20.40	20.32	17.2	4.98	4.28	4.5
01-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
01-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
01-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5
01-Mar-05	30-Sep-06	2.14	24.56	24.67	15.0	5.50	5.30	2
01-Mar-05	30-Sep-07	2.44	24.56	24.67	15.0	5.50	5.30	3
01-Mar-05	30-Sep-08	2.61	24.56	24.67	15.0	5.50	5.30	4

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

NOTE 6 EXECUTIVE OPTION PLAN

The following is a summary of performance conditions in respect of options granted to the Managing Director and specified executives during the year:

Subject to tenure, each tranche of options will vest if the following conditions are met:

- St.George achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date, or if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for St.George meets or exceeds the 75th percentile of the S&P ASX50 Accumulation Index over the period from the grant date until the first prescribed exercise date, or if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and:

- TSR for St.George meets or exceeds the S&P ASX50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10% growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005 Australian reporting entities must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board. This will involve St.George preparing its first set of financial statements applying Australian equivalents to International Financial Reporting Standards (AIFRS) for the half-year ending 31 March 2006.

AIFRS requires the restatement of comparative financial statements using all standards except AASB 132: "Financial Instruments: Disclosure and Presentation", AASB 139: "Financial Instruments: Recognition and Measurement" and AASB 4: "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. St.George has elected to adopt these transitional provisions and not provide comparative information for AASB 4, 132 and 139. Except for those Standards mentioned above, AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transition adjustments for those Standards where comparatives are not required will be made at 1 October 2005.

The differences between Australian Generally Accepted Accounting Principles (AGAAP) and AIFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below.

AIFRS transitional adjustments applicable at 1 October 2004 are detailed in section (ii). Transitional adjustments applicable at 1 October 2005 (AASB 4, 132 and 139) are detailed in section (iii), with the exception of loan provisioning where St.George has not finalised its approach.

Section (iv) restates shareholders' equity at 1 October 2004 for AIFRS transition adjustments applicable at this date.

Section (v) restates St.George's 30 September 2005 statement of financial performance result for AIFRS items requiring comparative balances.

Section (vi) restates shareholders' equity at 1 October 2005 for AIFRS transition adjustments applicable at that date (except loan provisioning) and reflects the impact of the restated 30 September 2005 statement of financial performance results together with the impact of 1 October 2004 transition adjustments.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(i) Transition Management

St.George established an AIFRS conversion program in April 2003. A project team is responsible for assessing the impact that AIFRS will have on St.George's accounting and reporting, ensuring systems are in place to capture AIFRS information, and putting in place the framework to ensure St.George complies with AIFRS by 1 October 2005. The AIFRS project is monitored by a Steering Committee chaired by the Chief Financial Officer and regular updates are provided to the Board Audit and Compliance Committee and the Board.

The project is substantially complete with the exception of the loan provisioning work stream, which has been utilising data from the Credit Risk Stream of St.George's Basel II project. A number of credit risk variables are yet to be finalised and subject to audit. In addition, there is ongoing uncertainty around AIFRS interpretations and development of industry practice in this area. Consequentially, St.George has not yet reached a view as to the final level of collective provision that will replace the existing AGAAP general provision. St.George expects to be in a position to fully comply with the requirements of AIFRS for the year ending 30 September 2006.

The transitional adjustments identified are based on the current status of the project and are the current best estimates based on accounting interpretations as at this reporting date. The following summary should not be taken as an exhaustive list of all the differences between AGAAP and AIFRS. The adjustments may change if the accounting standards or industry interpretation of these standards change. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

(ii) AIFRS Impacts from 1 October 2004

(A) Income tax

The transition to AIFRS will require the adoption of a balance sheet approach to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to other AIFRS standards as at 1 October 2004, comprise an increase of $2 million in deferred tax assets associated with the defined benefit superannuation deficit, an increase of $29 million in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to opening retained earnings and a decrease of $4 million in deferred tax liabilities relating to the change in revenue recognition for leveraged leases. The nature of these adjustments is further explained below.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million.

Additional tax effects will arise in respect of the 1 October 2005 transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value will result in an increase of $6 million in deferred tax assets. The deferral of transaction fees and costs will result in an increase in deferred tax assets of $32 million and deferred tax liabilities of $5 million. The recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting will result in the recognition of deferred tax assets of $8 million. The recognition of cash flow hedging derivatives will result in the recognition of deferred tax assets of $5 million. The recognition of assets and liabilities at fair value will give rise to the recognition of a deferred tax liability of $2 million for available for sale investments.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(B) Share Based Payments

St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of AIFRS, St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods, adjusting for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the transitional requirements of AASB 1: "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", St.George is only required to apply AASB 2: "Share-Based Payment" to equity instruments granted after 7 November 2002 that vest after 1 January 2005.

A transitional adjustment will be recognised as a reduction to opening retained earnings in respect of AASB 2 for $4 million representing the amortisation over the vesting period of employee equity grants to the date of transition. An expense of $13 million has been recognised in restating the 30 September 2005 result for AIFRS.

(C) Goodwill

Goodwill acquired in a business combination will not require amortisation, but continues to be subject to an annual assessment for impairment. If there is an impairment, it will be recognised immediately in the statement of financial performance.

The elimination of goodwill amortisation will have the effect of reducing operating expenses and therefore improving reported profits of St.George, subject to any impairment charges that may be required from time to time. Under AIFRS, such impairment charges may result in increased volatility of future earnings where impairment occurs.

No impairment adjustment to opening retained earnings arises as at 1 October 2004 or 30 September 2005 in respect of this issue.

$101 million of goodwill amortisation has been reversed in restating the 30 September 2005 result for AIFRS.

(D) Consolidation of Special Purpose Entities and Securitisation

AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in trust will need to be consolidated under AIFRS.

This will result in an estimated gross up of the assets and liabilities recorded within the statement of financial position of $13.6 billion as at 30 September 2005 (2004: $11.2 billion) in relation to the securitisation of St.George's assets and $1.0 billion (2004: $1.0 billion) in relation to other assets held in trusts.

Certain assets held in trusts that will be recognised on consolidation will be classified as Available for Sale securities. Movements in the fair value of these assets will be recognised in the Available for Sale reserve for these assets within equity. The value of the Available for Sale reserve at 1 October 2005 was $4 million net of tax.

There is no net profit impact arising from the consolidation of these vehicles.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(E) Leveraged Leases

Income on leveraged leases is currently recognised progressively over the lease term on an effective yield after tax basis. Related upfront fee income on leveraged leases is recognised upon receipt.

Under AIFRS, income including upfront fees will be recognised on an effective pre-tax yield basis.

A transitional adjustment to increase unearned income by $13 million will be recognised, together with the decrease in the deferred tax liability of $4 million, resulting in a $9 million reduction in retained earnings at 1 October 2004.

(F) Property, Plant and Equipment

St.George carries land and buildings at revalued amounts. Revaluations are carried out over a three year period. Increments and decrements recognised upon revaluation are recorded in the Asset Revaluation and Asset Realisation reserve.

On transition to AIFRS, AASB 1 provides for a number of options to account for property, plant and equipment. These include amortised cost, deeming the last revaluations as cost or continuing with a fair value regime.

Under AIFRS, St.George intends to carry land and buildings at deemed cost, being the revalued balances as at 1 October 2004. The balance of the asset revaluation and realisation reserve of $83 million is transferred to opening retained earnings and together with the recognition of a deferred tax liability of $29 million will result in an increase in retained earnings of $54 million at 1 October 2004. In addition, the movement in the asset revaluation reserve during 2005 of $5 million has been reversed.

The AIFRS result for the 30 September 2005 year has been reduced by $1 million after tax reflecting the combined impact of a land and building impairment that was not reflected in the AGAAP statement of financial performance but was recognised in the AGAAP asset revaluation reserve of $2 million after tax and the reversal of a deferred tax liability of $1 million on buildings sold during 2005.

(G) Employee Benefits

St.George does not recognise an asset or liability in its statement of financial position for the net position of the defined benefit superannuation scheme sponsored by St.George.

On adoption of AIFRS, AASB 119: "Employee Benefits" requires the recognition of the net position of the scheme as a transitional adjustment in the statement of financial position, with a corresponding adjustment to opening retained earnings. The transitional adjustment is based on an actuarial valuation conducted in accordance with AASB 119 of the scheme as at the transition date. This adjustment will result in a $5 million defined benefit superannuation liability, a $2 million increase in deferred tax assets and a decrease to opening retained earnings of $3 million.

The revised AASB 119 (December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. St.George intends to adopt the revised AASB 119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

(H) Life Insurance Accounting

On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As St.George's life insurance entity does not currently carry any EMVONA, this requirement will have no impact.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(iii) AIFRS Impacts from 1 October 2005

(I) Hybrid Financial Instruments

PRYMES and DCS, which are currently classified as equity, are classified as debt under AIFRS. This resulted in a $625 million decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments will be classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. Therefore, St.George has elected to adopt the fair value option in respect to the DCS. The fair value movements of the DCS will give rise to profit and loss volatility. This will be partially offset by the fair value movement of the derivative that was entered into at the time of the issue of the DCS. On transition, a fair value adjustment to increase the net DCS and derivative liability by $20 million will be recognised together with a deferred tax asset of $6 million, with a reduction in retained earnings of $14 million.

Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. On transition, $15 million of share issue costs and redemption premium will be charged against opening retained earnings.

Share issue costs relating to the DCS have been deferred and amortised. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs will be written off with a corresponding reduction in retained earnings of $1 million.

(J) Transaction Fees and Costs

AIFRS will require fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. St.George currently defers and amortises certain home loan broker origination costs. This change is not expected to have a material impact on profit.

On transition, certain fees previously recognised as income, will be deferred in the statement of financial position with a corresponding adjustment to retained earnings. This adjustment on transition will result in a decrease in loans and receivables of $88 million, an increase in deferred tax assets of $32 million, an increase in deferred tax liabilities of $5 million and a reduction in retained earnings of $61 million.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income to interest income.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(K) Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's statement of financial position. St.George currently marks to market trading derivatives.

To the extent hedges are ineffective, AIFRS requires such ineffectiveness to be reflected in the statement of financial performance. Where ineffectiveness is outside the prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the statement of financial performance. St.George is planning to adopt cash flow hedging and a combination of fair value and cash flow hedging methods in respect of its interest rate and currency hedges respectively. St.George is aiming to ensure that the majority of the hedge transactions meet hedge effectiveness testing requirements, thereby limiting any earnings volatility arising from ineffectiveness. The movement in the fair value of the derivatives will be recognised in the statement of financial performance. To the extent the fair value hedges are effective, this fair value movement will largely offset the movement in the fair value of the underlying hedged item, which will also be recorded in the statement of financial performance. To the extent that cash flow hedges are effective, the fair value movements will be taken to equity rather than the statement of financial performance. As a result, cash flow hedging may create volatility in the equity reserve balances.

Certain derivatives used to manage short term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

On transition, the recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting, results in an after tax reduction in retained earnings of $19 million. In addition, the recognition of cash flow hedging derivatives results in an after tax cash flow hedging reserve of $12 million.

(L) Loan Provisioning

AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risks characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision based on 0.5% of risk weighted assets together with certain portfolio provisions on retail loans will be written back against retained earnings and replaced, on adoption of AIFRS by a provision based on collective assessment in accordance with AIFRS that will be tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

It is anticipated that the proposed changes may result in a reduction in the level of provisioning that St.George holds against its credit exposures. As explained under section (i) Transition Management, a loan impairment provision in accordance with these requirements cannot be reliably estimated.

(M) Financial Instruments Classification

Existing financial assets which are currently carried at amortised cost will be reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. On transition, this will result in an increase in investment securities of $7 million, the recognition of a deferred tax liability of $2 million and the recognition of an AFS equity reserve of $5 million.

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(N) Regulatory Capital

APRA has approved for St.George to adopt transitional regulatory reporting arrangements from 1 October 2005 to 30 June 2006. Under these arrangements, St.George will reverse the effects of any material AIFRS adjustments when determining regulatory capital during the transition period.

APRA have released two discussion papers on the implications of AIFRS adjustments on regulatory capital that are expected to apply from 1 July 2006. APRA's first discussion paper, issued in February 2005, outlined its approach to a number of the impacts of AIFRS, including fair value measurement, loan loss provisioning, treatment of hedges and employee benefits. In their second discussion paper issued on 31 August 2005, APRA outlined their proposed approach on the treatment of Tier 1 capital instruments and securitisation under AIFRS. APRA proposes to de-couple its prudential requirements from accounting standards, hence subject to satisfying APRA's Tier 1 Capital definitions and limits, an instrument may still qualify as equity where it is classified as debt under AIFRS. In respect of securitisation, APRA proposes to de-couple the capital adequacy treatment of securitised assets from the accounting treatment of these assets. APRA is consulting with regulated entities prior to finalising any amendments to prudential standards.

(iv) Shareholders' Equity Reconciliation as at 1 October 2004

	Ref	Consolidated $m
Shareholders' Equity at 1 October 2004		5,029
Add/(subtract) AIFRS 1 October 2004 after tax transitional adjustments:		
Retained Earnings Adjustments:		
- Defined benefit plan deficit	(G)	(3)
- Leveraged leases revenue recognition	(E)	(9)
- Transfer from asset revaluation and realisation reserve	(F)	83
- Share based payments	(B)	(4)
- Tax effect accounting		
- Asset revaluation reserve	(F)	(29)
- Other	(A)	2
Reserves		
- Asset revaluation and realisation reserve transfer	(F)	(83)
- Equity compensation reserve	(B)	4
AIFRS restated Shareholders' Equity at 1 October 2004		4,990

NOTE 7 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(v) Restatement of 30 September 2005 After Tax Profit and Loss

	Ref	Consolidated $m
Profit after tax and preference share dividends		828
AIFRS Adjustments:		
Reversal of goodwill amortisation	(C)	101
Share based payments expense	(B)	(13)
Land and buildings	(F)	(1)
Restated AIFRS profit after tax and preference share dividends		915

(vi) Shareholders' Equity Reconciliation as at 1 October 2005

AIFRS restated shareholders' equity at 1 October 2004		4,990
AIFRS restated 30 September 2005 year profit and loss after tax and preference share dividends		915
Current AGAAP shareholders' equity movement - 2005		
- Dividends paid on ordinary shares (net of DRP)		(531)
- Movement in reserves		7
Add/(subtract) AIFRS 1 October 2005 after tax transitional adjustments:		
Retained earnings adjustments:		
- Transaction fees and costs	(J)	(61)
- Fair value adjustment for financial instruments designated as fair value through profit and loss	(I)	(14)
- Fair value of hedging and non-hedging derivative financial instruments	(K)	(19)
- Share issue and conversion costs	(I)	(16)
Other reserves and capital movements		
- Reverse movement in asset revaluation reserve(1)	(F)	(5)
- Reclassification of hybrid financial instruments from equity to liabilities	(I)	(625)
- *Revaluation of available for sale securities*	(M)	5
- Recognition of cash flow hedge reserve	(K)	(12)
- Equity compensation reserve(1)	(B)	13
AIFRS restated shareholders' equity at 1 October 2005		4,647

(1) Applicable from 1 October 2004.

APPENDIX 4E STATEMENT

The directors of the Bank confirm that the financial statements and notes of St.George set out on pages 61 to 76 are in the process of being audited.

J M Thame
Chairman

G P Kelly
Chief Executive Officer and Managing Director

31 October 2005

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	36
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank - Final Results Presentation**
Date Sent:	31 October 2005

I attach slides of a presentation to analysts by St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11.30 am). The presentation is webcast live on the St.George Bank website at www.stgeorge.com.au.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Full Year Results 2005

31 October 2005

Agenda

Result highlights: Gail Kelly

Financial overview: Steve McKerihan

Strategy and business performance: Gail Kelly

Result Highlights

Gail Kelly
Managing Director

2005 - strong result

- Excellent track record of delivery
- All business divisions performing strongly
- Quality, experienced team
- In good shape for FY06 and FY07

Profit result

	Sep-05	Sep-04	% Change
Profit before significant items	$828m	$717m	15.5
Profit after significant items	$828m	$717m	15.5
Earnings per share*	180.2¢	160.8¢	12.1
Return on equity*	22.6%	21.4%	
Expense to income*	45.5%	47.5%	
Dividend	137¢	122¢	12.3

*Calculated before goodwill amortisation and significant items

Outstanding return on equity



Return on equity*
%
25
20
15
22.6
17.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
St.George
Average of the 4 majors

Focused on sustainable, high quality earnings

*After preference dividends and before significant items and goodwill

Earnings driven by strong revenues


8.0%
$bn
3
2
1
0
2.8
3.4%
1.3
0.8
15.5%
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Revenue
Expenses
Earnings*

	5 year CAGR^
Revenue	10.0%
Expenses	2.7%
Earnings	23.7%

High single digit revenue growth + low single digit expense growth = double digit EPS growth

Percentages Sep-04 to Sep-05. Before significant items.
*After tax expense and preference dividends ^Compound Annual Growth Rate

Strong revenue growth


Net interest income
5.9%
$bn
2.0
1.5
1.0
0.5
1.71
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Non-interest income
11.5%
$bn
1.1
0.9
0.7
0.5
1.07
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Total revenue growth 8.0%

Percentages Sep-04 to Sep-05. Before significant items

Supported by growing business volumes



$bn
80
60
40
20
0
13.5%
80.0
9.0%
39.4
32.6
31.5%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Lending*
Retail Deposits
Managed Funds

*Includes securitised loan balances and bill acceptances. Percentages Sep-04 to Sep-05

Group net interest margin remains strong



Net interest margin
%
3.0
2.8
2.6
2.4
2.2
St.George
Average of the 4 majors*
2.55
2.34
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

11 basis points reduction FY05 on FY04

*Domestic margins

Effective cost management

St.George group expense to income ratio^



%
60
50
40
45.5
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Peer group expense to income ratio*



%
70.0
60.0
50.0
40.0
67.7
59.8
57.4
50.2
48.4
47.7
45.6
45.5
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George

^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

Excellent credit quality

Bad and doubtful debts expense/average total assets



%
0.3
0.2
0.1
0
0.15
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- Proven track record
- Low risk business mix
- Gross non-accrual loans 0.13% of total receivables
- Past due loans $174m compared to $192m in Mar-05 and $148m in Sep-04

Asset quality across the Group continues to be excellent

Strong dividend growth

Dividend payout


¢
5yr CAGR 20%
140
100
60
20
55
65
80
95
122
137
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Earnings per share


¢
5yr CAGR 17%
200
150
100
50
83.0
101.6
124.7
142.2
160.8
180.2
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Dividends growing in line with earnings per share

Financial Overview

Steve McKerihan
Chief Financial Officer

15

Strong operational result



$m
Group NPAT Performance
1050
900
750
600
450
300
717
Non-interest income
110
Net Interest income
95
Other*
2
Preference dividends
13
41
Operating expenses
Income tax
42
828
Sep-04
Sep-05

Before significant items. *Includes equity interest and associates, bad and doubtful debts and goodwill amortisation

16

Effective management of net interest margin



Net interest margin FY05 on FY04
%
2.70
2.7
2.6
2.5
2.4
Retail deposit mix
0.06
Funding mix
0.04
Lending mix
0.03
Yield curve
0.03
'Free funds'
0.05
2.59
Sep-04
Sep-05

Factors contributing:

- Stronger growth in high yielding deposit accounts
- Lending growing more rapidly than retail deposits
- Commercial loan growth primarily funded by bank bills classified as non-interest income
- Lower contribution from balance sheet management
- 'Free funds' impacted by SAINTS capital raising and increased interest rates in 1H05

Margin compression in line with guidance

Effective management of net interest margin

Net interest margin 2H05 on 1H05


%
2.7
2.6
2.5
2.4
2.3
2.63
Retail deposit mix
0.03
Lending mix
0.02
Yield curve
0.02
Funding mix
0.01
2.55
Mar-05
Sep-05

Drivers of margin compression in 2H05 broadly consistent with full year

Excellent momentum in non-interest income

	Sep-05 $m	Sep-04 $m	Change %
Product fees and commissions			
- Deposits and other accounts	253	218	16.1
- Lending	63	63	-
- Electronic banking	187	187	-
Managed funds	223	197	13.2
Financial markets	72	61	18.0
Securitisation	109	84	29.8
Bill acceptance fees	93	66	40.9
Property sales	3	20	(85.0)
Other	65	62	4.8
Total	1068	**958**	**11.5**

Factors impacting non-interest income

Deposits and other accounts

- Transaction account balances up 7%, transaction volumes up 8%
- Mortgage insurance premium income up $13m

Lending

- Net fee income stable despite price competition and increased broker commissions

Electronic banking

- Interchange fees reduced by $11m due to sale of non-branded ATMs in Dec-04

Managed funds

- Fee growth driven by strong net flows into ASGARD platform and Advance Asset Management *from retail and institutional channels*

Property

- Property sales in FY05 $3m compared to $20m in FY04

Non-interest income increased to 38% of total income

Effective cost management

Operating Expenses
FY05 on FY04



$m
1450
1400
1350
1300
1250
1325
Sep-04
48
Staff
29
Admin.
Occupancy
4
2
Goodwill amortisation
Computer & equipment
16
24
Deferred expenditure amortisation
1368
Sep-05

Before significant items

Reinvestment driving sustainable growth



$m
1400
1300
1200
1100
1325
Incremental productivity gains
25
24
Deferred expenditure amortisation
Incremental investment
41
51
Underlying expense growth
1368
Operating expenses Sep-04
Operating expenses Sep-05

Productivity gains

- Retail organisational realignment benefits
- Improved IT sourcing including telecommunications

Incremental investment

- 394 net additional staff including 310 new front-line staff
- Best Business Bank investment of $15m absorbed

Before significant items

Segmental profits - all divisions growing strongly

	Profit before tax Sep-05 $m	Change* %	Cost to income ratio Sep-05 %	Contribution to segment profit %
Retail Bank	645	14	49.6	46
Institutional & Business Banking	420	10	34.5	30
BankSA	189	15	44.2	13
Wealth Management	151	20	52.2	11

*Sep-04 to Sep-05

Captive mortgage insurer - quality performance

St.George Insurance Pte Ltd

- Profit after tax of $56.5m, up from $37.9m in Sep-04
- Profit benefited from a combination of:
  - increased business volumes
  - low loss rates
  - effective cost management
  - strong investment returns
- Excess of loss reinsurance in place
- Domicile to move from Singapore to Australia by Sep-07
- Rated A by S&P, A2 by Moody's and AA- by Fitch

Strongly capitalised with $195.6m of shareholder funds

Prudent level of provisioning


$m
LMI unearned income
Specific provision
General provision
350
300
250
200
150
100
212
17
62
133
239
16
71
152
253
12
65
176
293
11
73
209
309
21
69
219
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- General provision and LMI* unearned income of $21m exceeds 0.5% of RWA
- The general provision charge impacted by ongoing securitisation and $10m increase in LMI unearned income

Provisions in balance sheet likely to decrease under IFRS

*Lenders Mortgage Insurance

Non-accrual loans - tightly managed

- Net non-accrual loans $51m up from $37m in Mar-05
- Largest four exposures total $32m reducing to $16m by Nov-05
- Next largest net exposure $2.7m
- Remaining top 20 non-accrual loans range from $300k to $2.1m
- Exposures well secured and prudently provisioned
- Net non-accrual loans as a percentage of net receivables 0.09%
- Provision coverage for non-accruals 34% down from 54% in Mar-05 as *newer impaired assets have high levels of security*

Basel II - tracking well

- Estimated total program cost $40m with majority already spent
- Application for Internal Ratings Based Approach to Credit Risk s ubmitted to APRA in Sep-05
- Application to adopt the Advanced Measurement Approach for Operational Risk to be submitted during 2006
- *Two year parallel run period for* Advanced Credit Risk planned to commence from Jan-06 and for advanced operational risk from Jan-07
- Basel II underpins the Group's risk management processes

International Financial Reporting Standards

Areas affected are:
Derivatives and hedging
Transaction fees and costs
Loan impairment
Goodwill and asset impairment
Financial instruments
Taxation
Property, plant and equipment
Securitisation
Leveraged leases
Hybrid financial instruments
Share based payments
Employee benefits

- First IFRS accounts 31 Mar-06
- Loan provisioning and derivatives will create some additional volatility in profits
- Balance sheet impacted by consolidation of securitised assets and reclassification of some existing hybrid equity instruments
- Net interest margin impacted by inclusion of securitised loans
- Estimated total project cost $5m

Active capital management

FY05

- Tier one capital 7.3%
- Tier two capital subordinated note issue raised €250m in Mar-05
- $5.6bn of residential loans securitised*

Dividend Reinvestment Plan

Date	Participation rate %	Amount raised $m
Jul-04	28.7	88
Dec-04	22.2	70
Jul-05	18.7	65

FY06

- DRP on final dividend to be underwritten to 35% raising $127m
- St.George to exercise its option to convert $300m PRYMES into ordinary shares at the reset date 21 Feb-06
- A share buy back is also presently under consideration in the Mar-06 quarter
- New tier one instrument of $300m planned to maintain capital adequacy ratio within targeted 7.0-7.5% range

*$2.5bn, $0.9bn and $2.2bn in Mar, Jun and Sep-05 respectively

Consistently delivering on targets

	Target	Outcome
EPS growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
EPS growth FY05	Nov-04: 10% May-05: 11% upgrade	12.1%
Cost to income	Sep-04: sub 50% Manage to lower end of peers	47.5% in FY04 45.5% in FY05
Capital	Tier one 7.0-7.5%	Consistently in range
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the majors	Consistently achieved

Strategy and Business Performance

Gail Kelly
Managing Director

Business priorities update

Differentiating on customer service

Management targets and outlook

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

Business priorities

Home loans	Manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Manage volumes and margin, with objective of achieving profitable growth
Middle market	Achieve at least twice system growth
Wealth management	Within top five for net funds inflow
VIC, QLD and WA	Continue targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth
Team	Maintain high quality and aligned teams at every level

Home Loans – solid growth performance

Residential receivables


13.0%*
$bn
60
50
40
30
56.3
Sep-02
Sep-03
Sep-04
Sep-05

- 13.1% annualised growth in 2H05 in line with system
- Stable margin performance supported by mix management
- Run-off rate reduced to 16% from 24% in Sep-02
- 44% of new flows broker introduced
- Proprietary lenders productivity increasing, further improvement expected
- Credit quality remains excellent

LVR of mortgage book is 39.4%

LVR of mortgages written in FY05 is 65.1%^

*Percentage Sep-04 to Sep-05. ^LVR as at writing of loan. Includes securitised loans

Home Loans - product mix actively managed

	Receivables Sep-05 %	Settlements FY05 %	FY04 %	FY03 %	FY02 %
Introductory	1.1	3.6	8.0	20.4	39.9
Portfolio	32.4	30.5	34.7	34.0	30.2
Standard variable and basic	45.4	42.2	37.3	31.1	21.3
Fixed	13.1	10.4	7.8	9.6	8.6
Low doc	4.8	7.7	8.5	2.2	0.0
No deposit	2.5	4.7	2.8	2.1	0.0
Seniors access	0.7	0.9	0.9	0.6	0.0
Total	100.0	100.0	100.0	100.0	100.0

Deposits – targeted strategy in place

Total retail funding mix
$39.4bn*


dragondirect
15%
Transaction
34%
Fixed term
31%
Savings and
investment
20%

Group-wide focus

- Branch network targeting transaction account balances
- Direct channel targeting internet account balances
- New products and enhanced focus in wealth and commercial banking
- Utilising differential pricing between core and new geographies

Managing volumes and product mix to achieve profitable growth

*As at Sep-05

Deposits – strong 2H05 performance

Retail deposit balances


9.0%
$bn
39.4
40
35
30
25
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

- 2H05 annualised growth in transaction accounts 13%, now $13.2bn
- 2H05 annualised growth in dragondirect 20%, now $6.1bn
- 65% of flow into dragondirect new to the bank

Total deposit growth 2H05 14.0% compared to 3.8% 1H05*

*Annualised

Middle Market - high quality growth

Total middle market receivables


20.0%*
$bn
15.2
16
12
8
4
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

	3 year CAGR	5 year CAGR
Middle market receivables	22.5%	17.1%

- Relationship model delivering
- Strong growth momentum and stable margins despite increasing competition
- Continuing investment in staff development and skills training
- Impaired assets/total middle market receivables stable at 0.22%

*Percentage Sep-04 to Sep-05

Middle Market - growing customer relationships

Products per customer


#
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
3.7
4.1
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Middle market
IBB KARM customers*

Market share^


%
7.5
6.5
5.5
4.5
4.9
5.1
5.6
6.0
6.3
6.7
7.1
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Aug-05

- 64% of new business sourced from existing customers
- 90% of new business sourced from target industries

*KARM – Key account relationship management. ^Cannex derived middle market market share

Middle Market – Best Business Bank program

Objectives

Increase customer numbers	Maintain high customer and employee engagement
Expand capability in selected industries	Maintain at least twice system growth

Delivered to date

- Five new and five expanded business sites by Dec-05
- 123 additional business bankers*
- 60 additional business bankers planned for FY06
- Streamlined credit processes
- New front-line support model rolled-out
- Product specialists deployed in regions
- Further improvement in customer satisfaction and retention

*Sep-04 to Sep-05

Wealth Management – strong momentum

Total managed funds



31.5%*
$bn
35
25
15
5
32.6
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- Wealth now contributing 11% of Group segmental earnings
- Strong performances across all businesses and channels

Clean portfolio of robust businesses delivering above system growth

*Sep-04 to Sep-05

SEALCORP – net inflows driving profitable growth

Funds under administration



28.2%
$bn
25
20
15
10
5
23.4
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- Funds under administration up $5.2bn due to strong net inflows and favourable market conditions
- Industry low 12% redemption rate
- St.George channels contributing 19% of ASGARD net flows
- Continued investment in underlying infrastructure

Service excellence affirmed – ASGARD most awarded platform in Australia*

Percentages Sep-04 to Sep-05

*Winner industry awards: ASSIRT/Wealth Insights, Personal Investor, Asset Innovation, Money Magazine, IFA Magazine

Wealth Management – a growth portfolio

Advance FUM



54.8%^
$bn
6.5
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Margin lending receivables



34.6%
$bn
1.6
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Insurance revenue



17.4%
$m
21.9
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- FUM growth excluding ASGARD internal mandate 22%
- FUM growth 1.3 times system
- Sales up 19.4% to $1.2bn

- Excellent credit quality
- 'Margin Lender of the Year' for 3rd consecutive year*
- 9% market share

- Life income up 33%
- Consumer Credit Insurance premiums up 38%
- General insurance commissions up 10%

Percentages Sep-04 to Sep-05

^Includes mandate for $1.4bn component of ASGARD funds to Advance in Sep-05. *Personal Investor Magazine Aug-05

VIC, QLD and WA – organic momentum building

Total lending receivables^



3yr CAGR 24%
22.7%*
$bn
17.9
Sep-02
Sep-03
Sep-04
Sep-05
Residential
Middle Market

Total retail deposits^



3yr CAGR 20%
22.7%*
$bn
5.4
Sep-02
Sep-03
Sep-04
Sep-05

VIC, QLD and WA now contribute 31% of new customers

^Includes VIC, QLD and WA. *Sep-04 to Sep-05

IT delivering groupwide productivity benefits

IT unit cost per transaction
2002 base


%
100
75
50
100
87
82
65
2002
2003
2004
2005

- IT costs 8.9% of group revenue down from 12.3% in FY02
- Improved telecommunications contract negotiated
- 99.7% availability across all systems
- Robust, up to date infrastructure
- Close, collaborative and aligned support of business units

Investment in IT infrastructure laying the platform for the future

FY06 - groupwide productivity management

- Apply systematic approaches to staffing mix and rosters to match demand and capacity in branches and call centres
- Improve productivity by enabling faster credit decisions through enhanced staff training and increased delegated lending authorities at point of sale
- Reduce unit costs for loan servicing and enhance staff work allocation through the implementation of image work-flow business process management technology
- Review of corporate support functions to eliminate duplication and reduce overhead costs
- Improved operational efficiency and cost reductions to flow from newly negotiated three year $500m outsourced corporate real estate and facilities management contract

Business priorities update

Differentiating on customer service

Management targets and outlook

Our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Investing in our customer service differentiation

2002 ⇒ 2003 ⇒ 2004 ⇒

2002
- New management team
- Customer centric business model introduced
- Organic strategy designed
- Portfolio of businesses reviewed
- 'Even Better Bank' program scoped and initiated
- Business and investment disciplines introduced

2003
- Integrated Sales and Service program launched
- Even Better Bank savings achieved
- Segmentation focus introduced
- GOLD model enhanced
- Victoria strategy launched
- Product range in deposits, lending and wealth broadened

2004
- Integrated Sales and Service rollout completed
- New teller platform rolled out
- New insights into customer service – focus on advocacy
- Recruitment and training for frontline staff refined and extended
- New retail organisation model designed
- Contact centre redesigned

Investing in our customer service differentiation

⇒ **2005**

- New retail distribution model in place
- 'Local markets' strategy underway
- New insights into geographic and segment 'profit pools'
- Lender productivity improvement program underway
- Staged implementation of interstate growth strategies
- New frontline CRM platform rolled out to branches and contact centres
- Best Business Bank program progressing to plan
- 'Good with people, good with money' brand campaign established
- Customer segment events based marketing program initiated – 83 campaigns*
- Risk management processes enhanced through Basel II program

*Since Sep-04

CRM platform in place, on time and on budget

Sep-04

- Lead Management System
- 'ENACT' frontline ISS software
- Comprehensive data warehouse
- Integrated Sales and Service program
- Segment marketing
- New teller platform

Sep-05

'One customer view'

- Simple screen display of key customer data ✓
- Cross-channel view of customer interactions ✓
- Events/needs based marketing ✓
- Improved customer service through real time interaction ✓
- Integrated leads management and referral system ✓

- Robust, fast, reliable, easy to use platform
- Delivered under $15m budget to 5,300 users across all divisions
- Creating increased staff engagement and superior service experiences for our customers

BankSA – case study in sales and service



Earnings
14.5%
$m
200
150
100
50
96
120
143
165
189
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05



Cost to income
%
60.0
50.0
40.0
58.7
53.0
48.3
46.3
44.2
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Since Sep-03:

- Customer satisfaction up 11.2 to 79.6%*
- Deposits market share up 2.2 to 24.1%
- Consumer market share up 3.0 to 13.6%
- Commercial market share up 4.6 to 22.4%^
- Mortgage market share stable at 18.4%
- Non-accruals/total lending stable at 0.09%

*Source: Roy Morgan Research Sep-05 rolling 3-mth average (preliminary data) ^Includes bank bill funding

BankSA – case study in sales and service



Residential loans*
$bn
6
4.5
3
5.9
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Retail deposits
$bn
5.5
4
2.5
5.3
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Commercial loans^
$bn
5
3
1
4.2
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Consumer loans
$bn
0.4
0.25
0.1
0.3
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

Bad debts/average total assets 0.11%

Includes *securitised loans and ^bank bills

BankSA – case study in sales and service

ISS performance indicators*



#/week
350
250
150
50
1594
772
657
Jul-04
Oct-04
Jan-04
Apr-05
Jul-05
Appointments
Leads
Sales

- Integrated Sales and Service key to strong performance
- Rigorous and disciplined approach to sales management
- Only three levels between Managing Director and front-line staff
- Since Apr-04:
  - 92k outbound calls^
  - 13k additional appointments
  - 5.6k additional sales

Growing market share from a leading position in a mature market

*3-month rolling trend of weekly activity. Numbers quoted are for Jul-05. Data not collected for Aug-05 and Sep-05 due to transition to new CRM platform. ^Actual contact made with customer.

A differentiated customer experience


Customer satisfaction
%
80
70
60
50
40
77.0%
66.0%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
St.George
Average of the 4 majors

Respondents (aged14+) with transaction accounts at institution
Source: Roy Morgan Research Sep-05 rolling 3-mth average (preliminary data)

GOLD - a superior customer experience


Satisfaction of GOLD customers
%
100
75
50
25
0
68 66 76 76 77 78 80 81 82
12 14 18 18 17 19 23 21 26
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
'More than happy'
'Absolutely delighted'

Customer advocacy

- 51% of GOLD customers would 'definitely recommend' St.George up from 36% in Jul-03
- 49% of GOLD customers are net promoters^

Source: Jones Donald Customer Satisfaction Survey Sep-05
^Net Promoters = Customers who would 'definitely recommend'(51%) minus customers who would 'probably not' (1%) and 'definitely not' (1%) recommend

Middle Market: driving customer advocacy


Relationship management^
%
100
75
50
25
0
90
72
80
59
86
76
Satisfaction with relationship manager
Customer satisfaction
Propensity to acquire next product
St.George
Average of four majors

Customer advocacy

- 49% of St.George customers would 'definitely recommend' their bank
  - only 23% of major bank customers would^
- 38% of all St.George customers confirmed they have actually recommended the Bank^

Expected churn

- 0% of St.George customers are considering changing banks in the next 6 months
  - 18% of major bank customers are considering changing*

^Source: Jones Donald Customer Satisfaction Survey Sep-05
*East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-05

Our people are our competitive advantage

Right people in right roles
- Recruit for attitude, values alignment
- Attract the best

Create an environment where people can perform
- Drive collaboration and teamwork
- Reduce bureaucracy
- Make it fun, rewarding

Build, deepen leadership capabilities
- Specific tailored programs
- Talent management

Retain best people
- Culture – the biggest factor

Business priorities update

Differentiating on customer service

Management targets and outlook

Outlook

Sector outlook

- Continued moderation in home loan credit growth
- *Solid growth in business lending*
- Competitive environment in retail deposits and middle market to remain intense
- Interest rates to be relatively stable

St.George outlook

- Home loan portfolio to grow in line with system
- Manage deposit volumes and mix with continued focus on profitable growth
- Middle market on track to deliver twice system growth
- Wealth management net inflows to exceed system growth
- Strong earnings momentum across the Group

Strongly positioned going into FY06

Targets: FY06 and FY07

EPS growth FY06	10% AGAAP
EPS growth FY07	10% AGAAP*
Cost to income	Manage to lower end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

*To be restated for IFRS during 2006

In conclusion

- Excellent track record of delivery
- All business divisions performing strongly
- Quality, experienced team
- In good shape for FY06 and FY07

63

st.george

64

Appendix

Significant items

	Sep-05 $m
Profit on sale of non-branded ATM network	27
Write-off of portion of deferred broker commissions*	(11)
Change in deferred expenditure accounting policy	(10)
Write-off of computer applications and equipment	(6)
Total	**0**

*Relates to third party broker commissions on the introductory loan portfolio

Depositary Capital Securities

- Amended assessments total $137m for the period 1998 to 2003 inclusive
- No amounts due under the amended assessments will be charged to the profit and loss account
- Tax benefits not recognised post 2004
- St.George is strongly contesting the ATO's view

International Financial Reporting Standards

Area of impact	Comments
Derivatives and hedging	All derivatives will be on balance sheet at fair value Earnings volatility from ineffectiveness and non-trading derivatives that do not meet hedge accounting requirements. New systems implemented. Externalisation of hedge transactions
Transaction fees and costs	While certain loan origination costs and fees are already deferred, certain additional fees received will also be deferred. Origination fees and costs will be included in net interest margin
Loan provisioning	Current general provision may be reduced due to 'incurred loss' model. Provision and associated profit and loss charge will be more volatile. New loan provisioning system developed
Goodwill and asset impairment	No amortisation of goodwill and replacement by impairment testing
Taxation	'Balance sheet' approach to tax effect accounting will result in the recognition of additional tax assets and liabilities
Property, plant and equipment	Adopting 'deemed cost' on transition to AIFRS. Asset Revaluation Reserve will be transferred to Retained Earnings
Securitisation	'Residual interests' in securitisation vehicles to require consolidation with resultant 'gross-up' of balance sheet and interest income and expense.
Leveraged leases	Income to be recognised on pre tax effective yield basis rather than a post tax basis.
Hybrid financial instruments	DCS and PRYMES reclassified as debt and distributions as interest expense. SAINTS to continue as equity. Transition to new regulatory guidelines
Share based payments	Need to recognise expense for share based payments over the relevant vesting period
Employee benefits	Recognition of deficit on defined benefit superannuation plan on transition. Ongoing actuarial gains or losses will be reflected directly in retained earnings

The impacts may change if the accounting standards or industry interpretation of these standards change

IFRS - restatement of FY05 result

	Sep-05 $m
Profit after income tax and preference share dividends	828
IFRS adjustments	
• Reversal of goodwill amortisation	101
• Share based payments expense	(13)
• Land and buildings	(1)
Adjusted profit after income tax and preference share dividends*	**915**

*Excludes impact of AASB 132 and 139 for which comparative information is not required

IFRS - impact on shareholders' equity at 1 Oct-05

	$m
Shareholders' equity at 1 Oct-05 under AGAAP	5333
IFRS adjustments	
• Goodwill	101
• Transaction fees and costs	(61)
• Derivatives and hedging	(31)
• Property, plant and equipment	(35)
• Hybrid equity instruments	(625)
• Other	(35)
Shareholders' equity at 1 Oct-05 under IFRS	**4647**

Key IFRS transitional impacts at 1 Oct-05 include:
- Reversal of goodwill amortisation
- Deferral of fee revenue
- Recognition of derivatives and hedge accounting
- Recognition of deferred tax on property
- Reclassification of hybrid equity instruments

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au